Exhibit 99.1

CONDENSED CONSOLIDATED INCOME STATEMENT OF AEGON N.V.

In accordance with IFRS for the six months ended June 30, 2012 and 2011

		Six months ended June 30
In million EUR	Note	2012 (unaudited)	2011 (unaudited)
Premium income	4	10,448	10,778
Investment income	5	4,276	4,210
Fee and commission income		934	888
Other revenues		5	4

Total revenues		15,663	15,880

Income from reinsurance ceded	6	2,033	907
Results from financial transactions	7	5,621	2,045
Other income	8	2	34

Total income		23,319	18,866

Benefits and expenses	9	22,062	17,618
Impairment charges / (reversals)	10	98	170
Interest charges and related fees		258	228
Other charges	11	18	21

Total charges		22,436	18,037

Share in net result of associates		18	17

Income before tax		901	846
Income tax (expense) / benefit		(126)	(115)

Net income		775	731

Net income attributable to:

Equity holders of AEGON N.V.		775	730
Non-controlling interests		—	1

Earnings and dividend per share (EUR per share)
Basic earnings per share [1]		0.33	(0.09)

Diluted earnings per share [1]		0.33	(0.09)

Dividend per common share [2]		0.10	—

[1]	After deduction of preferred dividend, coupons on other equity instruments and coupons and premium on core capital securities.
[2]

Dividend per common share of EUR 0.10 reflects the 2012 interim dividend. The interim dividend will be paid in cash or stock at the election of the shareholder. The interim dividend will be payable as of September 14, 2012.

CONDENSED CONSOLIDATED INCOME STATEMENT OF AEGON N.V.—CONTINUED

	Six months ended June 30
In million EUR	2012 (unaudited)	2011 (unaudited)
Earnings per common share calculation
Net income	775	730
Preferred dividend	(59)	(59)
Coupons on other equity instruments	(98)	(87)
Coupons and premium on convertible core capital securities	—	(750)

Earnings attributable to common shareholders	618	(166)

Weighted average number of common shares outstanding	1,883	1,823

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME OF AEGON N.V.

In accordance with IFRS for the six months ended June 30, 2012 and 2011

In million EUR	June 30, 2012 (unaudited)	June 30, 2011 (unaudited)
Net income	775	731

Other comprehensive income:
Gains/(losses) on revaluation of available-for-sale investments	1,492	365
(Gains)/losses transferred to the income statement on disposal and impairment of available-for-sale investments	(184)	(219)
Changes in revaluation reserve real estate held for own use	3	—
Changes in cash flow hedging reserve	113	(3)
Movement in foreign currency translation and net foreign investment hedging reserve	464	(1,183)
Equity movements of associates	19	(7)
Aggregate tax effect of items recognized in other comprehensive income	(416)	(56)
Other	(5)	(6)

Other comprehensive income for the period	1,486	(1,109)

Total comprehensive income	2,261	(378)

Total comprehensive income attributed to:
Equity holders of AEGON N.V.	2,262	(378)
Non-controlling interests	(1)	—

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION OF AEGON N.V.

In accordance with IFRS at June 30, 2012 and December 31, 2011

	Note	June 30, 2012	December 31, 2011
In million EUR	(unaudited)
ASSETS

Intangible assets	12	3,213	3,285
Investments	13	147,065	144,079
Investments for account of policyholders	14	151,633	142,529
Derivatives	15	20,072	15,504
Investments in associates		791	742
Reinsurance assets	16	12,661	11,517
Deferred expenses and rebates	17	11,879	11,633
Other assets and receivables		7,931	8,184
Cash and cash equivalents		8,737	8,104

Total assets		363,982	345,577

EQUITY AND LIABILITIES

Shareholders’ equity		23,018	21,000
Other equity instruments	19	5,002	4,720

Issued capital and reserves attributable to equity holders of AEGON N.V.		28,020	25,720
Non-controlling interests		13	14

Group equity		28,033	25,734

Trust pass-through securities		163	159
Subordinated borrowings	20	61	18
Insurance contracts		108,008	105,175
Insurance contracts for account of policyholders		78,037	73,425
Investment contracts		19,790	20,847
Investment contracts for account of policyholders		75,668	71,433
Derivatives	15	16,182	12,728
Borrowings	21	11,065	10,141
Other liabilities		26,975	25,917

Total liabilities		335,949	319,843

Total equity and liabilities		363,982	345,577

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF AEGON N.V.

In accordance with IFRS for the six months ended June 30, 2012 and 2011

(unaudited)

In million EUR	Share capital[1]	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [2]	Non-controlling interests	Total
Six months ended June 30, 2012

At beginning of year	9,097	9,403	3,464	(964)	—	4,720	25,720	14	25,734

Net income recognized in the income statement	—	775	—	—	—	—	775	—	775

Other comprehensive income:

Gains/(losses) on revaluation of available-for-sale investments	—	—	1,492	—	—	—	1,492	—	1,492

(Gains)/losses transferred to income statement on disposal and impairment of available—for-sale investments	—	—	(184)	—	—	—	(184)	—	(184)

Changes in revaluation reserve real estate held for own use	—	—	3	—	—	—	3	—	3

Changes in cash flow hedging reserve	—	—	113	—	—	—	113	—	113

Movements in foreign currency translation and net foreign investment hedging reserves	—	—	—	464	—	—	464	—	464

Equity movements of associates	—	—	—	19	—	—	19	—	19

Aggregate tax effect of items recognized in other comprehensive income	—	—	(398)	(18)	—	—	(416)	—	(416)

Transfer from/to other headings		(20)	20	—	—	—	—	—	—

Other	—	(4)	—	—	—	—	(4)	(1)	(5)

Total other comprehensive income	—	(24)	1,046	465	—	—	1,487	(1)	1,486

Total comprehensive income for 2012	—	751	1,046	465	—	—	2,262	(1)	2,261

Treasury shares	—	2	—	—		—	2	—	2

Dividends paid on common shares	—	(79)	—	—	—	—	(79)	—	(79)

Preferred dividend	—	(59)	—	—	—	—	(59)	—	(59)

Issuance of non-cumulative subordinated loans	—	—	—	—	—	271	271	—	271

Coupons on non-cumulative subordinated notes	—	(10)	—	—	—	—	(10)	—	(10)

Cost of issuance of non-cumulative subordinated notes (net of tax)	—	(10)	—	—	—	—	(10)	—	(10)

Coupons on perpetual securities	—	(88)	—	—	—	—	(88)	—	(88)

Share options and incentive plans	—	—	—	—	—	11	11	—	11

At end of period	9,097	9,910	4,510	(499)	—	5,002	28,020	13	28,033

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF AEGON N.V.

In accordance with IFRS for the six months ended June 30, 2012 and 2011 (unaudited)

In million EUR	Share capital[1]	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [2]	Non-controlling interests	Total
Six months ended June 30, 2011

At beginning of year	8,184	9,529	958	(1,343)	1,500	4,704	23,532	11	23,543

Net income recognized in the income statement	—	730	—	—	—	—	730	1	731

Other comprehensive income:

Gains/(losses) on revaluation of available-for-sale investments	—	—	365	—	—	—	365	—	365

(Gains)/losses transferred to income statement on disposal and impairment of available—for-sale investments	—	—	(219)	—	—	—	(219)	—	(219)

Changes in cash flow hedging reserve	—	—	(3)	—	—	—	(3)	—	(3)

Movements in foreign currency translation and net foreign investment hedging reserves	—	—	—	(1,183)	—	—	(1,183)	—	(1,183)

Equity movements of associates	—	—	—	(7)	—	—	(7)	—	(7)

Aggregate tax effect of items recognized in other comprehensive income	—	—	(112)	56	—	—	(56)	—	(56)

Other	—	(5)	—	—	—	—	(5)	(1)	(6)

Total other comprehensive income	—	(5)	31	(1,134)	—	—	(1,108)	(1)	(1,109)

Total comprehensive income for 2011	—	725	31	(1,134)	—	—	(378)	—	(378)

Shares issued	913	—	—	—	—	—	913	—	913

Cost of issuance of shares (net of tax)	—	(14)	—	—	—	—	(14)	—	(14)

Preferred dividend	—	(59)	—	—	—	—	(59)	—	(59)

Coupons on perpetual securities	—	(87)	—	—	—	—	(87)	—	(87)

Repurchase of convertible core capital securities	—	—	—	—	(1,500)	—	(1,500)	—	(1,500)

Coupons and premium on convertible core capital securities	—	(750)	—	—	—	—	(750)	—	(750)

Share options and incentive plans	—	—	—	—	—	7	7	—	7

At end of period	9,097	9,344	989	(2,477)	—	4,711	21,664	11	21,675

1.	For a breakdown of share capital please refer to note 18.
2.	Issued capital and reserves attributable to equity holders of AEGON N.V.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT OF AEGON N.V.

In accordance with IFRS for the six months ended June 30, 2011 and 2010

	Six months ended June 30,
In million EUR	2012 (unaudited)	2011 (unaudited)
Cash flow from operating activities	(228)	(345)

Purchases and disposals of intangible assets	(15)	(7)
Purchases and disposals of equipment and other assets	(28)	(25)
Purchases, disposals and dividends of subsidiaries and associates	(5)	(7)

Cash flow from investing activities	(48)	(39)

Issuance of share capital	—	913
Dividends paid	(138)	(59)
Issuances, repurchases and coupons of convertible core capital securities	—	(2,250)
Issuances, repurchases and coupons of perpetuals	(117)	(117)
Issuances, repurchases and coupons of non cumulative subordinated notes	257	—
Issuances and repayments of borrowings	1,050	1,149

Cash flow from financing activities	1,052	(364)

Net increase / (decrease) in cash and cash equivalents	776	(748)
Net cash and cash equivalents at January 1	7,826	5,174
Effects of changes in foreign exchange rates	52	(46)

Net cash and cash equivalents at end of period	8,654	4,380

	June 30, 2012	June 30, 2011
Cash and cash equivalents	8,737	4,450
Bank overdrafts	(83)	(70)

Net cash and cash equivalents	8,654	4,380

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF AEGON N.V. (UNAUDITED)

In million EUR, unless otherwise stated

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the six months ended, June 30, 2012, have been prepared in accordance with IAS 34 ‘Interim financial reporting’ as adopted by the European Union (EU) as issued by the International Accounting Standards Board (IASB). They do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and should therefore be read together with the 2011 consolidated financial statements of AEGON N.V. (AEGON) as included in AEGON’s Annual Report for 2011. AEGON’s Annual Report for 2011 is available on its website (www.aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements as at, and for the six months ended, June 30, 2012, were approved by the Executive Board on August 8, 2012.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2011 consolidated financial statements, which were prepared in accordance with IFRS as issued by the International Accounting Standards Board as adopted by the European Union, except for the following accounting policy for compound instruments:

•

Non-cumulative subordinated notes, issued on February 7, 2012, are identified as a compound instrument due to the nature of this financial instrument. For these non-cumulative subordinated notes, issued in US dollars, AEGON has an unconditional right to avoid delivering cash or another financial asset to settle the coupon payments. The redemption of the principal is however not at the discretion of AEGON and therefore AEGON has a contractual obligation to settle the redemption in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for AEGON. Compound instruments are separated into liability components and equity components. The liability component for the non-cumulative subordinated notes is equal to the present value of the redemption amount and subsequently carried at amortized cost using the effective interest rate method. The liability component is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled. The equity component is assigned the residual amount after deducting the liability component from the fair value of the instrument as a whole. The equity component in US dollars is translated into euro using the historical transaction exchange rates.

Incremental external costs that are directly attributable to the issuing or buying back of the non-cumulative subordinated notes are recognized in either equity or income statement proportionately to the equity component and liability component, net of tax.

Coupon payments and other distributions to holders of the non-cumulative subordinated notes are recognized directly in equity, net of tax. A liability for non-cumulative dividends payable is not recognized until the coupon has been declared and approved.

The following standards, interpretations, amendments to standards and interpretations became effective in 2012:

•	Amendment to IFRS 1 First time adoption – Severe Hyperinflation and Removal of Fixed Dates for First Time Adopters;

•	Amendment to IFRS 7 Disclosures – Transfers of Financial Assets;

•	IAS 12 Income Taxes – Recovery of Tax Assets.

None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements for the period ended June 30, 2012.

Taxes on income for the first six months of 2012 are accrued using the tax rate that would be applicable to expected total annual earnings.

Critical accounting estimates

Certain amounts recorded in the condensed consolidated interim financial statements reflect estimates and assumptions made by management. Actual results may differ from the estimates made.

Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
June 30, 2012	1	EUR	1.2691	0.8091
December 31, 2011	1	EUR	1.2982	0.8353

Weighted average exchange rates

			USD	GBP
First six months 2012	1	EUR	1.2962	0.8217
First six months 2011	1	EUR	1.4025	0.8670

AEGON Funding Company LLC

AEGON Funding Company LLC (AFC) is an indirect wholly owned subsidiary of AEGON that was established as a financing vehicle to raise funds for the US subsidiaries of AEGON. AFC has been fully consolidated in the financial statements of AEGON under IFRS. If AFC issues debt securities, AEGON will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of AEGON and will rank equally with all other unsecured and unsubordinated obligations of AEGON. The guarantees of subordinated debt securities will constitute an unsecured obligation of AEGON and will be subordinated in right of payment to all senior indebtedness of AEGON.

Other

AEGON N.V. is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. The revaluation account and legal reserves, foreign currency translation reserve and other reserves, cannot be freely distributed. In case of negative balances for individual reserves legally to be retained, no distributions can be made out of retained earnings to the level of these negative amounts.

In addition AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to their parent companies. There can be no assurance that these restrictions will not limit or restrict AEGON in its ability to pay dividends in the future.

3. Segment information

3.1 Income statement

Six months ended June 30, 2012

In million EUR	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimi- nations	Segment Total	Asso- ciates elimi- nation	Consolidated
Underlying earnings before tax geographically	631	150	54	152	(117)	(2)	868	(4)	864
Fair value items	(15)	195	(3)	(5)	85	—	257	—	257
Realized gains / (losses) on investments	63	28	34	5	—	—	130	—	130
Impairment charges	(93)	(6)	—	(4)	(4)	2	(105)	—	(105)
Impairment reversals	24	—	—	—	—	(2)	22	—	22
Other income / (charges)	(2)	(269)	19	(18)	(1)	—	(271)	—	(271)
Run-off businesses	4	—	—	—	—	—	4	—	4

Income before tax	612	98	104	130	(37)	(2)	905	(4)	901

Income tax (expense) / benefit	(118)	15	(9)	(45)	27	—	(130)	4	(126)

Net income	494	113	95	85	(10)	(2)	775	—	775

Inter-segment underlying earnings	(93)	(33)	(32)	142	16

Revenues
Life insurance gross premiums	3,196	2,182	2,987	756	—	(34)	9,087	(134)	8,953
Accident and health insurance	900	152	—	104	2	(2)	1,156	—	1,156
General insurance	—	268	—	71	—	—	339	—	339

Total gross premiums	4,096	2,602	2,987	931	2	(36)	10,582	(134)	10,448
Investment income	1,820	1,110	1,189	175	189	(188)	4,295	(19)	4,276
Fee and commission income	579	166	66	257	—	(134)	934	—	934
Other revenues	1	—	—	1	3	—	5	—	5

Total revenues	6,496	3,878	4,242	1,364	194	(358)	15,816	(153)	15,663

Inter-segment revenues	16	—	1	154	187

3.1 Income statement (continued)

Six months ended June 30, 2011

In million EUR	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Elimi- nations	Segment Total	Asso- ciates elimi- nation	Consolidated
Underlying earnings before tax geographically	650	155	22	138	(150)	—	815	(8)	807
Fair value items	(64)	(58)	(1)	(3)	18	—	(108)	—	(108)
Realized gains / (losses) on investments	74	177	40	4	—	—	295	—	295
Impairment charges	(152)	(6)	(40)	(6)	—	—	(204)	1	(203)
Impairment reversals	41	1	—	—	—	—	42	—	42
Other income / (charges)	(3)	(19)	(5)	8	—	—	(19)	—	(19)
Run-off businesses	32	—	—	—	—	—	32	—	32

Income before tax	578	250	16	141	(132)	—	853	(7)	846

Income tax (expense) / benefit	(92)	(42)	20	(46)	38	—	(122)	7	(115)

Net income	486	208	36	95	(94)	—	731	—	731

Inter-segment underlying earnings	(79)	(20)	(34)	125	8

Revenues
Life insurance gross premiums	2,977	2,354	3,510	782	—	(25)	9,598	(225)	9,373
Accident and health insurance	823	149	—	97	—	—	1,069	(1)	1,068
General insurance	—	259	—	78	—	—	337	—	337

Total gross premiums	3,800	2,762	3,510	957	—	(25)	11,004	(226)	10,778
Investment income	1,814	1,069	1,208	155	166	(163)	4,249	(39)	4,210
Fee and commission income	527	174	73	236	—	(122)	888	—	888
Other revenues	1	—	—	1	2	—	4	—	4

Total revenues	6,142	4,005	4,791	1,349	168	(310)	16,145	(265)	15,880

Inter-segment revenues	14	1	1	135	159

As of the first quarter of 2012, AEGON has revised its financial reporting to reflect changes in its organization. Businesses in Asia, which were previously managed by AEGON Americas, are included in the Asia line of business within the “New Markets” segment. For the full year 2011, the underlying earnings before tax generated by the Asian operations totaling EUR 37 million were previously reported under the “Americas” segment.

Non-IFRS measures

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the tables in this note. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of AEGON’s associated companies in Spain, India, Brazil and Mexico. AEGON believes that its non-IFRS measure provides meaningful information about the underlying operating results of AEGON’s business including insight into the financial measures that senior management uses in managing the business.

AEGON’s senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measure presented here. While many other insurers in AEGON’s peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which AEGON and its peers present similar information before comparing them.

AEGON believes the non-IFRS measure shown herein, when read together with AEGON’s reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

Underlying earnings

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in AEGON’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and loan portfolios.

Impairment charges / reversals

Includes impairments and reversals on available-for-sale debt securities and impairments on shares including the effect of deferred policy acquisition costs, mortgage loans and loan portfolios on amortized cost and associates respectively.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated income statement, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business, structured settlements blocks of business, Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business and life reinsurance business in the United States. AEGON has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

Share in earnings of associates

Earnings from AEGON’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis. Other associates are included on a net income basis.

3.2 Investments geographically

At June 30, 2012

Investments

				amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Nether- lands	United Kingdom	New Markets	Holding and other activities	Elimi- nations	Total EUR
1,688	39	Shares	1,330	411	49	69	6	(2)	1,863
84,231	8,395	Debt securities	66,371	17,888	10,375	4,271	—	—	98,905
12,481	6	Loans	9,834	19,648	7	692	—	—	30,181
15,338	20	Other financial assets	12,086	311	25	37	802	—	13,261
1,101	—	Investments in real estate	867	1,988	—	—	—	—	2,855

114,839	8,460	Investments general account	90,488	40,246	10,456	5,069	808	(2)	147,065

—	22,075	Shares	—	7,950	27,283	3,575	—	(5)	38,803
—	9,692	Debt securities	—	16,412	11,979	390	—	—	28,781
84,548	7,654	Separate accounts and investment funds	66,621	—	9,460	1,160	—	—	77,241
—	2,845	Other financial assets	—	463	3,516	1,710	—	—	5,689
—	905	Investments in real estate	—	—	1,119	—	—	—	1,119

84,548	43,171	Investments for account of policyholders	66,621	24,825	53,357	6,835	—	(5)	151,633

199,387	51,631	Investments on balance sheet	157,109	65,071	63,813	11,904	808	(7)	298,698
125,587	—	Off balance sheet investments third parties	98,958	—	—	54,332	—	—	153,290

324,974	51,631	Total revenue generating investments	256,067	65,071	63,813	66,236	808	(7)	451,988

		Investments
95,384	8,399	Available-for-sale	75,159	18,369	10,381	4,115	25	—	108,049
12,481	6	Loans	9,834	19,648	7	692	—	—	30,181
—	—	Held-to-maturity	—	—	—	172	—	—	172
90,421	42,321	Financial assets at fair value through profit or loss	71,249	25,066	52,306	6,925	783	(7)	156,322
1,101	905	Investments in real estate	867	1,988	1,119	—	—	—	3,974

199,387	51,631	Total investments on balance sheet	157,109	65,071	63,813	11,904	808	(7)	298,698

115	7	Investments in associates	91	51	9	635	5	—	791
33,867	6,076	Other assets	26,686	25,216	7,509	3,915	37,985	(36,818)	64,493

233,369	57,714	Consolidated total assets	183,886	90,338	71,331	16,454	38,798	(36,825)	363,982

3.2 Investments geographically (continued)

At December 31, 2011

Investments

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Nether- lands	United Kingdom	New Markets	Holding and other activities	Elimi- nations	Total
1,570	45	Shares	1,209	505	54	60	11	(2)	1,837
84,192	8,261	Debt securities	64,853	17,640	9,890	4,036	—	—	96,419
13,319	7	Loans	10,260	18,825	8	643	—	—	29,736
16,196	—	Other financial assets	12,476	40	—	43	744	—	13,303
1,006	—	Investments in real estate	775	2,009	—	—	—	—	2,784

116,283	8,313	Investments general account	89,573	39,019	9,952	4,782	755	(2)	144,079

—	21,755	Shares	—	7,608	26,045	3,459	—	(4)	37,108
—	10,003	Debt securities	—	15,124	11,975	277	—	—	27,376
80,137	7,095	Separate accounts and investment funds	61,729	—	8,495	1,060	—	—	71,284
—	2,940	Other financial assets	—	491	3,519	1,619	—	—	5,629
—	946	Investments in real estate	—	—	1,132	—	—	—	1,132

80,137	42,739	Investments for account of policyholders	61,729	23,223	51,166	6,415	—	(4)	142,529

196,420	51,052	Investments on balance sheet	151,302	62,242	61,118	11,197	755	(6)	286,608
119,371	—	Off balance sheet investments third parties	91,951	—	—	44,959	—	—	136,910

315,791	51,052	Total revenue generating investments	243,253	62,242	61,118	56,156	755	(6)	423,518
		Investments

96,145	8,266	Available-for-sale	74,060	18,016	9,896	3,861	27	—	105,860
13,319	7	Loans	10,260	18,825	8	643	—	—	29,736
—	—	Held-to-maturity	—	—	—	168	—	—	168
85,950	41,833	Financial assets at fair value through profit or loss	66,207	23,392	50,082	6,525	728	(6)	146,928
1,006	946	Investments in real estate	775	2,009	1,132	—	—	—	3,916

196,420	51,052	Total investments on balance sheet	151,302	62,242	61,118	11,197	755	(6)	286,608

100	7	Investments in associates	77	52	9	600	4	—	742
33,562	5,919	Other assets	25,852	19,403	7,086	3,789	35,878	(33,781)	58,227

230,082	56,978	Consolidated total assets	177,231	81,697	68,213	15,586	36,637	(33,787)	345,577

4. Premium income and premium to reinsurers

In million EUR	2012	2011
Gross
Life	8,953	9,373
Non-Life	1,495	1,405

Total	10,448	10,778

Reinsurance
Life	1,630	742
Non-Life	205	168

Total	1,835	910

Reinsurance premiums increased compared to 2011 mainly as a result of the increased external reinsurance life premiums following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR, completed on August 9, 2011. Premiums paid to reinsurers are reported as part of Claims and benefits (note 9).

5. Investment income

In million EUR	2012	2011
Interest income	3,739	3,622
Dividend income	459	501
Rental income	78	87

Total investment income	4,276	4,210

Investment income related to general account	2,973	2,903
Investment income for account of policyholders	1,303	1,307

Total	4,276	4,210

6. Income from reinsurance ceded

The increase in Income from reinsurance ceded is mainly the result of the increased income from external reinsurance following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR, completed on August 9, 2011.

7. Results from financial transactions

In million EUR	2012	2011
Net fair value change of general account financial investments at FVTPL other than derivatives	246	157
Realized gains and losses on financial investments	246	381
Gains and (losses) on investments in real estate	(56)	(26)
Net fair value change of derivatives	393	(601)
Net fair value change on for account of policyholder financial assets at FVTPL	4,799	2,138
Net fair value change on investments in real estate for account of policyholders	(19)	11
Net foreign currency gains and (losses)	12	(9)
Net fair value change on borrowings and other financial liabilities	(6)	(10)
Realized gains and (losses) on repurchased debt	6	4

Total	5,621	2,045

Net fair value changes on for account of policyholder financial assets at fair value through profit and loss (FVTPL) are offset by amounts in Claims and benefits reported in the Benefits and expenses line (note 9).

8. Other income

Other income for the six months ended June 30, 2011 mainly relates to a benefit related to a settlement of legal claims.

9. Benefits and expenses

In million EUR	2012	2011
Claims and benefits	20,550	16,013
Employee expenses	1,033	1,054
Administration expenses	534	597
Deferred expenses	(737)	(758)
Amortization expenses	682	712

Total	22,062	17,618

Claims and benefits reflects the claims and benefits paid to policyholders, including claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. In addition, Claims and benefits includes commissions and expenses, as well as premium paid to reinsurers. Claims and benefits fluctuates mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 7).

In Q2 2012, AEGON increased the technical provisions related to unit-linked insurance policies with EUR 265 million. This addition to the technical provisions is included in Claims and benefits. Refer to note 22 Commitments and contingencies for more details.

10. Impairment charges/(reversals)

In million EUR	2012	2011
Impairment charges/(reversals) comprise
Impairment charges on financial assets, excluding receivables[1]	116	209
Impairment reversals on financial assets, excluding receivables[1]	(22)	(42)
Impairment charges on non-financial assets and receivables	4	3

Total	98	170

Impairment charges on financial assets, excluding receivables, from:
Shares	4	3
Debt securities and money market instruments	86	185
Loans	25	15
Other	1	6

Total	116	209

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(17)	(38)
Loans	(5)	(4)

Total	(22)	(42)

[1]	Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

11. Other charges

Other charges for the six months ended June 30, 2012 and 2011, consist mainly of the annual bank tax charge in Hungary.

12. Intangible assets

In million EUR	June 30, 2012	December 31, 2011
Goodwill	758	753
VOBA	1,997	2,086
Future servicing rights	401	397
Software	46	36
Other	11	13

Total intangible assets	3,213	3,285

The increase in goodwill is attributable to foreign currency effects. The decrease in value of business acquired (VOBA) is mainly attributable to regular amortization and the impact of shadow accounting partly offset by foreign currency effects.

13. Investments

In million EUR	June 30, 2012	December 31, 2011
Available-for-sale (AFS)	108,049	105,860
Loans	30,181	29,736
Held-to-maturity (HTM)	172	168
Financial assets at fair value through profit or loss (FVTPL)	5,808	5,531

Total financial assets, excluding derivatives	144,210	141,295
Investments in real estate	2,855	2,784

Total investments for general account	147,065	144,079

Total financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total
Shares	900	963	—	—	1,863
Debt securities	97,099	1,634	172	—	98,905
Money market and other short-term investments	8,796	1,159	—	—	9,955
Mortgages	—	—	—	26,552	26,552
Private loans	—	—	—	1,063	1,063
Deposits with financial institutions	—	—	—	190	190
Policy loans	—	—	—	2,207	2,207
Receivables out of share lease agreements	—	—	—	11	11
Other	1,254	2,052	—	158	3,464

At June 30, 2012	108,049	5,808	172	30,181	144,210

	AFS	FVTPL	HTM	Loans	Total
Shares	869	968	—	—	1,837
Debt securities	94,722	1,529	168	—	96,419
Money market and other short-term investments	9,382	1,090	—	—	10,472
Mortgages	—	—	—	26,012	26,012
Private loans	—	—	—	927	927
Deposits with financial institutions	—	—	—	452	452
Policy loans	—	—	—	2,180	2,180
Receivables out of share lease agreements	—	—	—	19	19
Other	887	1,944	—	146	2,977

At December 31, 2011	105,860	5,531	168	29,736	141,295

European peripheral country exposure

AEGON’s exposure to the central governments of the European peripheral countries of Portugal, Italy, Ireland, Greece and Spain amounts to EUR 1,011 million (December 31, 2011: EUR 1,112 million), of which EUR 769 million is included in the available-for-sale investments. The remainder of the exposure, amounting to EUR 242 million (December 31, 2011: EUR 214 million), relates to AEGON’s proportionate share in the investments of its associate CAM AEGON Holding Financiero (Spain).

The following table provides the amortized cost and fair value of AEGON’s exposure to European peripheral countries.

	Central Government		Banks		RMBS		Corporates and other		June 30, 2012 Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	10	7	26	24	40	32	96	85	172	149
Italy	58	54	184	169	48	46	642	563	932	832
Ireland	25	24	1	1	177	134	362	394	565	553
Greece	—	—	—	—	5	3	22	24	27	27
Spain	918	818	410	339	708	609	816	742	2,852	2,507

	1,011	903	621	533	978	824	1,938	1,808	4,548	4,068

	Central Government		Banks		RMBS		Corporates and other		December 31, 2011 Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	13	7	28	22	66	48	95	80	202	157
Italy	46	38	243	206	54	50	752	654	1,095	949
Ireland	30	26	11	12	260	243	282	303	582	584
Greece	1	1	11	7	—	—	22	24	34	32
Spain	1,022	962	436	366	928	840	808	797	3,194	2,965

	1,112	1,034	729	613	1,308	1,181	1,959	1,858	5,107	4,687

14. Investments for account of policyholders

In million EUR	June 30, 2012	December 31, 20111
Shares	38,803	37,108
Debt securities	28,781	27,376
Money market and other short-term investments	2,212	2,283
Deposits with financial institutions	2,980	2,813
Separate accounts and unconsolidated investment funds	77,241	71,284
Other	497	533

Total investments for account of policyholders at FVTPL, excluding derivatives	150,514	141,397
Investments in real estate	1,119	1,132

Total investments for account of policyholders	151,633	142,529

15. Derivatives

In the first six months of 2012, AEGON The Netherlands entered into a derivative to partially hedge its longevity risk. The derivative, with a notional amount of EUR 12 billion, becomes in the money if—over 20 years—realized mortality rates are more than 7.5% lower than pre-defined mortality tables. The derivative is measured at fair value through profit or loss in accordance with IAS 39. The value of the longevity derivative is calculated using an internal model as there is no active market for this type of derivative.

The movements in derivative balances mainly result from changes in market conditions.

16. Reinsurance assets

AEGON USA reinsured approximately EUR 1.2 billion of fixed annuities on a quota share basis resulting in an increase of reinsurance assets in the second quarter of 2012.

17. Deferred expenses and rebates

In million EUR	June 30, 2012	December 31, 2011
DPAC for insurance contracts and investment contracts with discretionary participation features	10,676	10,486
Deferred cost of reinsurance	606	541
Deferred transaction costs for investment management services	417	405
Unamortized interest rate rebates	180	201

Total deferred expenses and rebates	11,879	11,633

18. Share capital

In million EUR	June 30, 2012	December 31, 2011
Share capital – par value	314	310
Share premium	8,783	8,787

Total share capital	9,097	9,097
Share capital – par value
Balance at January 1	310	278
Issuance	—	32
Share dividend	4	—

Balance	314	310

Share premium
Balance at January 1	8,787	7,906
Issuance	—	881
Share dividend	(4)	—

Balance	8,783	8,787

19. Other equity instruments

On February 7, 2012, AEGON issued USD 525 million in aggregate principal amount of 8.00% non-cumulative subordinated notes, due 2042, in an underwritten public offering in the United States registered with the US Securities and Exchange Commission. The subordinated notes bear interest at a fixed rate of 8.00% and will not be cumulative and are priced at 100% of their principal amount.

The securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds and junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required cancellation of interest payments. The securities have a stated maturity of 30 years, however AEGON has the right to call the securities for redemption at par for the first time on the coupon date in 2017, or on any coupon payment date thereafter.

The interest rate exposure on substantially all of these securities has been swapped to an EURIBOR based interest rate.

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into equity components and liability components. At June 30, 2012, the equity component amounts to EUR 271 million, subordinated borrowings amount to EUR 42 million and a deferred tax liability (included in Other liabilities) amounts to EUR 93 million.

Refer to note 20 for the component classified as Subordinated borrowings.

The proceeds from the issuance of the subordinated notes are used for general corporate purposes.

20. Subordinated borrowings

Subordinated borrowings include a liability of EUR 42 million relating to the non-cumulative subordinated notes issued on February 7, 2012. This liability component of the non-cumulative subordinated notes is related to the redemption amount. For further information on the non-cumulative subordinated notes refer to note 19.

21. Borrowings

In million EUR	June 30, 2012	December 31, 2011
Debentures and other loans	10,528	9,199
Commercial paper	437	646
Bank overdrafts	17	18
Short term deposits	83	278

Total borrowings	11,065	10,141

Debentures and other loans

On May 23, 2012, AEGON USA sold asset backed securities (ABS) to institutional investors amounting to EUR 230 million. These securities consist of three tranches:

•	USD 227.5 million of class A-1 notes with a legal final maturity date of April 15, 2023 and priced at 99.652 with a coupon of three month Libor plus 1.30%.

•	USD 39.65 million of class A-2 notes with a legal final maturity date of April 15, 2023 and priced at 99.267 with a coupon of three month Libor plus 2.50%.

•	USD 24.5 million of class B notes with a legal final maturity date of April 15, 2023 and priced at 90.289 with a coupon of three month Libor plus 3.00%.

The net proceeds were used to finance a part of the existing bank loan portfolio of AEGON USA.

On May 8, 2012, AEGON The Netherlands sold class A residential mortgage backed securities (RMBS) to a broad group of institutional investors amounting to EUR 685 million. These securities consist of two tranches:

•	USD 600 million of class A1 notes with an expected weighted average life of 3 years and priced at par with a coupon of three month Libor plus 1.55%.

•	EUR 212 million of class A1 notes with an expected weighted average life of 3 years and priced at par with a coupon of three month Euribor plus 1.35%.

The securities were issued under the Dutch SAECURE program. The net proceeds were used to finance a part of the existing Dutch mortgage portfolio of AEGON The Netherlands.

On April 29, 2012 AEGON redeemed a EUR 1.0 billion senior loan, issued in 2009, which matured.

On March 1, 2012, AEGON The Netherlands borrowed EUR 1.5 billion from the European Central Bank, under its Long Term Refinancing Operation (LTRO) program. The borrowing has a three year term and bears 1% interest per annum. The borrowing is fully collateralized. The funds will be mainly used to fund the mortgage loan production of AEGON The Netherlands.

Included in Debentures and other loans is EUR 1,025 million relating to borrowings measured at fair value (2011: EUR 1,010 million).

Commercial paper, Short term deposits and Bank overdrafts vary with the normal course of business.

22. Commitments and contingencies

In the first half year of 2012, AEGON decided to bring forward the measures related to the agreement announced on July 13, 2009 and reduce future costs for its customers with unit-linked insurance policies. With these measures, AEGON commits to ‘best of class’ principles of the Dutch Ministry of Finance. Previously, AEGON’s approach was to settle compensation with clients when the policy expires. However, to comply with the Ministry’s principles, AEGON will now settle compensation immediately by making direct additions to policy values before year-end 2012. As a result of this acceleration of previously announced measures, AEGON has recorded a charge of EUR 265 million before tax in the second quarter of 2012 included in Claims and Benefits.

In addition, AEGON will reduce future policy costs beginning in 2013 onward for the large majority of its unit-linked portfolio. This will decrease income before tax over the remaining duration of the policies by approximately EUR 125 million, based on the current present value.

There have been no other material changes in contingent assets and liabilities as reported in the 2011 consolidated financial statements of AEGON.

23. Acquisitions / Divestments

AEGON signed an agreement to dispose of its interest in Prisma Capital Partners LP (“Prisma”) to KKR. Prisma, which is accounted for as an associate, serves as an investment manager for certain of AEGON’s hedge fund investments as well as for other third parties. The transaction is expected to close in the fourth quarter of 2012 and is subject to regulatory approval and other closing commitments. The book value as at June 30, 2012 was nil. AEGON’s share in Prisma earnings amounted to EUR 5 million for the first six months of 2012 (full year 2011: EUR 13 million).

There were no other significant acquisitions or divestments during the first six months of 2012.

24. Events after the balance sheet date

On July 18, AEGON issued EUR 500 million in senior unsecured notes, due July 18, 2017. The notes were issued under AEGON’s USD 6 billion debt issuance program at a price of 99.712%, and will carry a coupon of 3.00%. Net proceeds from this issuance will be used for general corporate purposes and the redemption of short-term debt.

Following the announced merger between Banca Cívica and CaixaBank in Spain, AEGON reached an agreement, on August 3, 2012, with CaixaBank to end the life, health and pension partnership with Banca Cívica and sell its 50% interest in the joint ventures to CaixaBank for a total consideration of EUR 190 million. The transaction is expected to close in the third quarter of 2012 and is subject to regulatory approvals. The sale is expected to result in a book gain of approximately EUR 35 million before tax. AEGON’s share in underlying earnings before tax of the joint venture totaled EUR 9 million for the first six months of 2012 (full year 2011: EUR 16 million).

There were no other events after the balance sheet date with a significant impact on the financial position of the Company as of June 30, 2012.

25. Information related to Transamerica Finance Corporation (TFC)

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidated financial information presents the condensed balance sheets, condensed income statements and condensed cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidated statements of financial position are shown as at June 30, 2012 and December 31, 2011 and the condensed consolidated income statements and condensed consolidated cash flow statements are shown for the six months ended June 30, 2012, and 2011. The information is prepared in accordance with IFRS.

The AEGON N.V. in this condensed consolidated financial information presents investments in subsidiaries under the equity method of accounting of the parent company only. The TFC column in this condensed consolidated financial information presents the individual line items for TFC. in the AEGON financial statements, TFC is reported as a component of Holdings and other activities with certain business activities (predominantly leasing) is reported in the Americas.

The condensed consolidated income statements for the six months ended June 30, 2012 and 2011:

Six months ended June 30, 2012 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Income
Total revenues	822	1	15,657	(817)	15,663
Income from reinsurance ceded	—	—	2,033	—	2,033
Results from financial transactions	69	—	5,554	(2)	5,621
Other income	—	—	2	—	2

Total income	891	1	23,246	(819)	23,319

Charges
Benefits and expenses	26	—	22,036	—	22,062
Impairment charges/(reversals)	(4)	—	102	—	98
Interest charges and related fees	86	9	259	(96)	258
Other charges	(1)	—	19	—	18

Total charges	107	9	22,416	(96)	22,436

Share in net result of associates		—	18	—	18

Income / (loss) before tax	784	(8)	848	(723)	901
Income tax	1	4	(131)	—	(126)
Non-controlling interests	—	—	—	—	—

Net income / (loss)	785	(4)	717	(723)	775

Six months ended June 30, 2011 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Income
Total revenues	847	2	15,872	(841)	15,880
Income from reinsurance ceded	—	—	907	—	907
Results from financial transactions	18	—	2,027	—	2,045
Other income	—	—	34	—	34

Total income	865	2	18,840	(841)	18,866

Charges
Benefits and expenses	62	—	17,556	—	17,618
Impairment charges/(reversals)	—	—	170	—	170
Interest charges and related fees	70	4	263	(109)	228
Other charges	—	—	21	—	21

Total charges	132	4	18,010	(109)	18,037

Share in net result of associates	—	—	17	—	17

Income / (loss) before tax	733	(2)	847	(732)	846
Income tax	(4)	7	(118)	—	(115)
Non-controlling interests	—	—	(1)	—	(1)

Net income / (loss)	729	5	728	(732)	730

The condensed consolidated statements of financial position as at June 30, 2012 and December 31, 2011 are shown below:

As at June 30, 2012 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Investments general account	—	—	147,066	(1)	147,065
Investments for account of policyholders	—	—	151,638	(5)	151,633
Investments in associates	—	—	791	—	791
Group companies and loans	28,322	—	995	(29,310)	—
Other assets and receivables	5,079	194	63,308	(4,088)	64,493

Total assets	33,401	194	363,798	(33,411)	363,982

Shareholders’ equity	23,018	(16)	23,672	(23,656)	23,018
Other equity instruments	5,002	—	—	—	5,002
Non-controlling interests	—	—	13	—	13

Group equity	28,020	(16)	23,685	(23,656)	28,033

Trust pass-through securities	—	—	163	—	163
Subordinated borrowings	42	—	19	—	61
Insurance contracts general account	—	—	108,008	—	108,008
Insurance contracts for account of policyholders	—	—	78,037	—	78,037
Investment contracts general account	—	—	19,790	—	19,790
Investment contracts for account of policyholders	—	—	75,668	—	75,668
Loans from group companies	1,949	—	7,806	(9,755)	—
Other liabilities	3,389	210	50,623	—	54,222

Total equity and liabilities	33,401	194	363,798	(33,411)	363,982

As at December 31, 2011

In million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Investments general account	—	—	144,081	(2)	144,079
Investments for account of policyholders	—	—	142,533	(4)	142,529
Investments in associates	—	—	742	—	742
Group companies and loans	26,809	—	(97)	(26,712)	—
Other assets and receivables	4,741	179	57,127	(3,820)	58,227

Total assets	31,550	179	344,386	(30,538)	345,577

Shareholders’ equity	21,000	(12)	21,361	(21,349)	21,000
Other equity instruments	4,720	—	—	—	4,720
Non-controlling interests	—	—	14	—	14

Group equity	25,720	(12)	21,375	(21,349)	25,734

Trust pass-through securities	—	—	159	—	159
Subordinated borrowings	—	—	18	—	18
Insurance contracts general account	—	—	105,175	—	105,175
Insurance contracts for account of policyholders	—	—	73,425	—	73,425
Investment contracts general account	—	—	20,847	—	20,847
Investment contracts for account of policyholders	—	—	71,433	—	71,433
Loans from group companies	1,179	—	8,010	(9,189)	—
Other liabilities	4,651	191	43,944	—	48,786

Total equity and liabilities	31,550	179	344,386	(30,538)	345,577

The condensed consolidated cash flow statements for the six months ended June 30, 2012 and 2011 are presented below:

Six months ended June 30, 2012 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Cash flow from operating activities	(268)	(1)	41	—	(228)

Purchases and disposals of intangible assets	—	—	(15)	—	(15)
Purchases and disposals of equipment and other assets	—	—	(28)	—	(28)
Purchases, disposals and dividends of subsidiaries and associates	—	—	(5)	—	(5)
Other	—	2	(2)	—	—

Cash flow from investing activities	—	2	(50)	—	(48)

Dividends paid	(138)	—	—	—	(138)
Issuance, repurchase and coupons of perpetuals	(117)	—	—	—	(117)
Issuance, repurchase and coupons of non-cumulative subordinated notes	257	—	—	—	257
Issuances and repayments of borrowings	1,050	—	—	—	1,050

Cash flow from financing activities	1,052	—	—	—	1,052

Net increase / (decrease) in cash and cash equivalents	784	1	(9)	—	776

Six months ended June 30, 2011 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Elimi- nations	Total
Cash flow from operating activities	(215)	—	(130)	—	(345)

Purchases and disposals of intangible assets	—	—	(7)	—	(7)
Purchases and disposals of equipment and other assets	—	—	(25)	—	(25)
Purchases, disposals and dividends of subsidiaries and associates	—	—	(7)	—	(7)
Other	—	(1)	1	—	—

Cash flow from investing activities	—	(1)	(38)	—	(39)

Issuance of share capital	913	—	—	—	913
Dividends paid	196	—	(255)	—	(59)
Issuance, repurchase and coupons of convertible core capital securities	(2,250)	—	—	—	(2,250)
Issuance, repurchase and coupons of perpetuals	(117)	—	—	—	(117)
Issuance and repayments of borrowings	958	—	191	—	1,149

Cash flow from financing activities	(300)	—	(64)	—	(364)

Net increase / (decrease) in cash and cash equivalents	(515)	(1)	(232)	—	(748)

ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. AEGON’s disclosure practices have been developed over many years with due consideration of the needs and requirements of its stakeholders, including regulators, investors and research analysts. AEGON has substantive supplemental information in its annual and quarterly accounts to provide transparency of its financial results. AEGON has provided insight into its critical accounting policies and the methodologies AEGON applies to manage its risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS”. For a discussion of AEGON’s risk management methodologies see Item 11, “Quantitative and Qualitative Disclosure About Market Risk” as included in the Cross reference table Form 20-F inAEGON’s 2011 Annual Report on Form 20-F filed with the SEC on March 23, 2012.

Note that the tables in this section have been updated following a recatorigization of businesses in Asia. As of the first quarter of 2012, AEGON has revised its financial reporting to reflect changes in its organization. Businesses in Asia, which were previously managed by AEGON Americas, are included in the Asia line of business within the “New Markets” segment. For the full year of 2011, the underlying earnings before tax generated by the Asian operations totaling EUR 37 million were previously reported under the “Americas” segment.

2.2 Application of Critical Accounting Policies—IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon AEGON’s consolidated financial statements, which have been prepared in accordance with IFRS as adopted by the EU as issued by the International Accounting Standards Board (IASB). Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

i Valuation of assets and liabilities arising from life insurance contracts

General

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the failure relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed contract term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as deferred policy acquisition costs (DPAC) and value of business acquired (VOBA) assets respectively and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write offs due to unrecoverability.

Actuarial assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further longevity improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations.

In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators.

Reserve for guaranteed minimum benefits

See Item 2.2.iii of this Form 6-K for further discussion on guaranteed minimum benefits in our insurance products.

DPAC and VOBA

A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller country units, is the annual long-term growth rate of the underlying assets. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

For the first half of 2012, AEGON kept its long-term equity market return assumption for the estimated gross profits on variable life and variable annuity products in the Americas at 9% (2011: 9%). On a quarterly basis, the difference between the estimated equity market return and the actual market return is unlocked.

In the third quarter of 2011, to reflect the low interest rate environment, AEGON lowered its long-term assumption for 10-year US Treasury yields by 50 basis points to 4.75% (graded uniformly over the next five years) and lowered the 90-day treasury yield to 0.2% for the next two years followed by a three year grade to 3%. In addition, AEGON lowered its assumed return for US separate account bond fund returns by 200 basis points to 4% over the next five years, followed by a return of 6%. These assumptions, as well as AEGON’s assumptions on the long-term credit spread or default assumptions, remained unchanged during the first six months of 2012.

A 1% decrease in the expected long-term equity growth rate with regards to AEGON’s variable annuities and variable life insurance products in the United States and Canada would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 160 million (2011: EUR 159 million). The DPAC and VOBA balances for these products in the United States and Canada amounted to EUR 2 billion at June 30, 2012 (2011: EUR 2 billion).

For the fixed annuities and fixed universal life insurance products, the estimated gross profits (“EGP”) calculations include a net interest rate margin, which AEGON assumes will remain practically stable under any reasonably likely interest-rate scenario.

Applying a reasonably possible increase to the mortality assumption, which varies by block of business, would reduce net income by approximately EUR 66 million (2011: EUR 93 million). A 20% increase in the lapse assumption would increase net income by approximately EUR 40 million (2011: EUR 44 million).

A reasonably possible increase in the assumption on maintenance expenses AEGON uses to determine EGP margins would reduce net income by approximately EUR 35 million (2011: EUR 57 million).

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. Credible own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

DPAC

The movements in DPAC over the first six months of 2012 compared to the first six months of 2011 can be summarized and compared as follows:

	Six months ended June 30
In million EUR	2012	2011
At January 1	10,486	11,340
Costs deferred/rebates granted during the year	713	726
Amortization through income statement	(580)	(584)
Shadow accounting adjustments	(169)	(128)
Net exchange rate differences	270	(712)
Other	(44)	(6)

At June 30	10,676	10,636

DPAC per strategic business unit is as follows per June 30, 2012 and December 31, 2011:

In million EUR	Americas	The Netherlands	United Kingdom	New Markets	Total
Life	4,817	164	157	538	5,676
Individual savings and retirement products	1,122	—	—	34	1,156
Pensions	117	38	3,372	—	3,526
Run-off businesses	318	—	—	—	318

At June 30, 2012	6,374	202	3,529	572	10,676

	Americas	The Netherlands	United Kingdom	New Markets	Total
Life	4,761	197	158	511	5,626
Individual savings and retirement products	1,109	—	—	30	1,139
Pensions	115	42	3,254	—	3,411
Run-off businesses	310	—	—	—	310

At December 31, 2011	6,295	239	3,412	541	10,486

VOBA

The movement in VOBA over the first six months of 2012 compared to the first six months of 2011 can be summarized and compared as follows:

	Six months ended June 30
In million EUR	2012	2011
At January 1	2,086	3,221
Additions	2	—
Amortization / depreciation through income statement	(78)	(93)
Shadow accounting adjustments	(59)	8
Net exchange differences	46	(204)

At June 30	1,997	2,932

VOBA per strategic business unit is as follows per June 30, 2012 and December 31, 2011:

In million EUR	Americas	The Netherlands	United Kingdom	New Markets	Total
Life	1,215	2	—	96	1,312
Individual savings and retirement products	170	—	—	—	170
Pensions	28	43	402	—	473
Distribution	—	24	—	—	24
Run-off businesses	17	—	—	—	17

At June 30, 2012	1,430	69	402	96	1,996

In million EUR	Americas	The Netherlands	United Kingdom	New Markets	Total
Life	1,282	2	—	99	1,383
Individual savings and retirement products	177	—	—	—	177
Pensions	28	46	397	—	471
Distribution	—	25	—	—	25
Run-off businesses	30	—	—	—	30

At December 31, 2011	1,517	73	397	99	2,086

ii Fair value of financial instruments, borrowings and derivatives determined using valuation techniques

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling or in relation to the unit price of the underlying assets. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments. Credit spread is considered in measuring the fair value of derivatives (including derivatives embedded in insurance contracts), borrowings and other liabilities.

Fair value of financial assets and liabilities

The estimated fair values of AEGON’s financial assets and liabilities are presented in the respective notes to the statement of financial position together with their carrying values. The estimated fair values represents the amounts for which such assets and liabilities may have been traded at the balance sheet date between knowledgeable, willing parties in arm’s length transactions. When available, AEGON uses quoted market prices in active markets to determine the fair value of investments and derivatives. In the absence of an active market, the fair value of investments in financial assets is estimated by using other market observable data, such as corroborated external quotes and present value or other valuation techniques. An active market is one in which transactions are taking place regularly on an arm’s length basis. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale.

Valuation techniques are used when AEGON determines the market is inactive or quoted market prices are not available for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, to arrive at the price at which an orderly transaction would occur between market participants at the measurement date. Therefore, unobservable inputs reflect AEGON’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available.

AEGON employs an oversight structure over valuation of financial instruments that includes appropriate segregation of duties. Senior management, independent of the investing functions, is responsible for the oversight of control and valuation policies and for reporting the results of these policies. For fair values determined by reference to external quotation or evidenced pricing parameters, independent price determination or validation is utilized to corroborate those inputs. Further details of the validation processes are set out below.

Valuation of financial instruments is based on a pricing hierarchy, in order to maintain a controlled process that will systematically promote the use of prices from sources in which AEGON has the most confidence, where the least amount of manual intervention exists and to embed consistency in the selection of price sources. Depending on asset type the pricing hierarchy consists of a waterfall that starts with making use of market prices from indices and follows with making use of third-party pricing services or brokers.

Shares

Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Illiquidity adjustments are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

The fair values of investments held in non-quoted investment funds (hedge funds, private equity funds) are determined by management after taking into consideration information provided by the fund managers. AEGON reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Debt securities

The fair values of debt securities are determined by management after taking into consideration several sources of data. When available, AEGON uses quoted market prices in active markets to determine the fair value of its debt securities. As stated previously, AEGON’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. The majority of brokers’ quotes are non- binding. As part of the pricing process, AEGON assesses the appropriateness of each quote (i.e., as to whether the quote is based on observable market transactions or not) to determine the most appropriate estimate of fair value. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use the following inputs: reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services AEGON reviews and monitors the applicable methodology documents of the third-party pricing services. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, AEGON performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that AEGON can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Third-party pricing services will often determine prices using recently reported trades for identical or similar securities. The third-party pricing service makes adjustments for the elapsed time from the trade date to the balance sheet date to take into account available market information. Lacking recently reported trades, third-party pricing services and brokers will use modeling techniques to determine a security price where expected future cash flows are developed based on the performance of the underlying collateral and discounted using an estimated market rate. Also included within the modeling techniques for Residential Mortgage Backed Securities (RMBS), Commercial Mortgage Backed Securities (CMBS) and Collaterized Debt Obligation (CDO )securities are estimates of the speed at which the principal will be repaid over their remaining lives. These estimates are determined based on historical repayment speeds (adjusted for current markets) as well as the structural characteristics of each security.

Periodically, AEGON performs an analysis of the inputs obtained from third-party pricing services and brokers to ensure that the inputs are reasonable and produce a reasonable estimate of fair value. AEGON’s asset specialists and investment valuation specialists consider both qualitative and quantitative factors as part of this analysis. Several examples of analytical procedures performed include, but are not limited to, recent transactional activity for similar debt securities, review of pricing statistics and trends and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities. Additionally, during 2011, AEGON began performing back testing on a sample basis. Back testing involves selecting a sample of securities trades and comparing the prices in those transactions to prices used for financial reporting. Significant variances between the price used for financial reporting and the transaction price are investigated to explain the cause of the difference.

Credit ratings are also an important consideration in the valuation of securities and are included in the internal process for determining AEGON’s view of the risk associated with each security. However, AEGON does not rely solely on external credit ratings and there is an internal process, based on market observable inputs, for determining AEGON’s view of the risks associated with each security.

AEGON’s portfolio of private placement securities (held at fair value under the classification of available-for-sale or fair value through profit or loss) is valued using a matrix pricing methodology. The pricing matrix is obtained from a third-party service provider and indicates current spreads for securities based on weighted average life, credit rating, and industry sector. Each month, AEGON’s asset specialists review the matrix to ensure the spreads are reasonable by comparing them to observed spreads for similar bonds traded in the market. Other inputs to the valuation include coupon rate, the current interest rate curve used for discounting and an illiquidity premium to account for the illiquid nature of these securities. The illiquidity premiums are determined based upon the pricing of recent transactions in the private placements market; comparing the value of the privately offered security to a similar public security. The impact of the illiquidity premium for private placement securities to the overall valuation is insignificant.

Mortgages, policy loans and private loans (held at amortized cost)

For private loans, fixed interest mortgage and other loans originated by the Group, the fair value used for disclosure purposes is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics.

The fair value of floating interest rate mortgages, policy loans and private placements used for disclosure purposes is assumed to be approximated by their carrying amount, adjusted for changes in credit risk. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

Money market and other short-term investments and deposits with financial institutions

The fair value of assets maturing within a year is assumed to be approximated by their carrying amount adjusted for credit risk where appropriate. Credit risk adjustments are based on market observable credit spreads if available, or management’s estimate if not market observable.

Free standing financial derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange- traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party.

For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices. Controls and procedures regarding the fair values of free standing derivatives are similar to the controls as described for the debt securities.

AEGON normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in International Swaps and Derivatives Association (ISDA) master netting agreements for each of the Group’s legal entities to facilitate AEGON’s right to offset credit risk exposure. In the event no collateral is held by AEGON or the counterparty, the fair value of derivatives is adjusted for credit risk based on market observable spreads. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Derivatives embedded in insurance contracts including guarantees

Certain guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States and United Kingdom which are offered on some AEGON variable annuity products and are also assumed from a ceding company; minimum interest rate guarantees on insurance products offered in The Netherlands, including group pension and traditional products; Variable annuities sold in Europe; and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

The fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including expected market rates of return, equity and interest rate volatility, credit spread, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including AEGON), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for US life insurers differ significantly from that for European life insurers, AEGON’s assumptions are set by region to reflect these differences in the valuation of the guarantee embedded in the insurance contracts.

For equity volatility, AEGON uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 25.3% at June 30, 2012 and 25.9% at December 31, 2011. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy. Refer to note 46 of AEGON’s 2011 Annual Report for more details about AEGON’s guarantees.

Investment contracts

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling or in relation to the unit price of the underlying assets. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments.

Similar to embedded derivatives in insurance contracts, certain investment products are not quoted in active markets and their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, stochastic or similar techniques under a variety of market return scenarios are often used. A variety of factors are considered, including expected market rates of return, market volatility, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) swap rates and associated forward rates or the current rates on local government bonds. Market volatility assumptions for each underlying index are based on observed market implied volatility data and/or observed market performance. Correlations of market returns for various underlying indices are based on observed market returns and their inter- relationships over a number of years preceding the valuation date. Current risk-free spot rates are used to determine the present value of expected future cash flows produced in the stochastic projection process.

Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

iii Guarantees in insurance contracts

For financial reporting purposes AEGON distinguishes between the following types of minimum guarantees:

1)	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives;

2)	Total return annuities: these guarantees are not bifurcated from their host contracts because they are valued at fair value and presented as part of insurance contracts;

3)	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, valued in accordance with insurance accounting (Accounting Standards Codification 944 Financial Services—Insurance) and presented together with insurance liabilities; and

4)	Life contingent guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts.

In addition to the guarantees mentioned above AEGON has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, are assessed periodically.

a. Financial guarantees

In the United States and the United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products AEGON issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In Canada, variable products sold are known as “Segregated Funds”. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option for certain products to lock-in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year.

The management expense ratio charged to the funds is not guaranteed and can be increased by management decision. In addition, AEGON Canada sells a contract with a minimum guaranteed withdrawal benefit. The contract provides capital protection for longevity risk in the form of a guaranteed minimum annuity payment.

In The Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion, with a maximum cost ratio of 3.5% due to the product improvements.

The following table provides information on the liabilities for financial guarantees for minimum benefits:

In million EUR	United States[1]	Canada[1]	The Nether- lands[2]	New Markets	2012 Total[3]	United States[1]	Canada[1]	The Nether- lands[2]	New Markets	2011 Total[3]
At January 1	645	89	1,306	47	2,087	60	45	831	5	941
Incurred guarantee benefits	144	(8)	45	1	182	25	(8)	(94)	(2)	(79)
Paid guarantee benefits	—	(3)	—	—	(3)	—	(15)	—	—	(15)
Net exchange differences	18	2	—		20	(5)	(2)			(7)

At June 30	807	80	1,351	48	2,286	80	20	737	3	840

Balance at June 30
Account value	13,257	1,777	7,770	550	23,355	9,527	1,902	7,597	299	19,325
Net amount at risk[4]	551	63	1,483	59	2,155	224	31	930	7	1,192

[1]	Guaranteed minimum accumulation and withdrawal benefits
[2]	Fund plan and unit-linked guarantees
[3]	Balances are included in the derivatives liabilities on the face of the balance sheet
[4]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

In addition, AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2012, the reinsured account value was EUR 3.2 billion (December 2011: EUR 3.3 billion) and the guaranteed remaining balance was EUR 2.7 billion (December 2011: EUR 2.9 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s statement of financial position at fair value. At June 30, 2012, the contract had a value of EUR 131 million (December 2011: EUR 145 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures contracts (S&P 500, Nasdaq, FTSE100 and NKY225 in accordance with AEGON’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

b. Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists in both the fixed annuity and life reinsurance lines of business and in both cases represents closed blocks. The reinsurance contract is in the form of modified coinsurance, so only the liability for the minimum guarantee is recorded on AEGON’s books.

Product balances as of June 30, 2012 were EUR 343 million in fixed annuities (December 2011: EUR 495 million) and EUR 120 million in life reinsurance (December 2011: EUR 122 million).

c. Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMBD in excess of the capital account balance at the balance sheet date.

The GMIB feature provides for minimum payments if the contractholder elects to convert to an immediate pay-out annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined (based on ASC 944) each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts as per June 30, 2012 and June 30, 2011:

In million EUR	GMDB[1]	GMIB[2]	2012 Total[3,4]	GMDB[1]	GMIB[2]	2011 Total[3,4]
At January 1	376	872	1,248	292	543	835
Incurred guarantee benefits	19	8	27	18	4	22
Paid guarantee benefits	(32)	(26)	(58)	(32)	(8)	(40)
Net exchange differences	8	20	28	(23)	(42)	(65)

At June 30	371	874	1,245	255	497	752

Balance at June 30

Account value	32,264	6,317		27,950	6,278
Net amount at risk[5]	3,277	746		2,404	487
Average attained age of contractholders	68	68		67	67

[1]	Guaranteed minimum death benefit in the United States
[2]	Guaranteed minimum income benefit in the United States
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive
[4]	Balances are included in the insurance liabilities on the face of the statement of financial positions
[5]

The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance

d. Life contingent guarantees in the Netherlands

The group pension contracts offered by AEGON in the Netherlands include large group contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% or the realized return (on an amortized cost basis), both adjusted for technical interest rates ranging from 3% to 4%. If there is a negative profit sharing, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period. Separate account guaranteed group contracts provide a guarantee on the benefits paid.

The traditional life and pension products offered by AEGON in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of accumulation products written, except for universal life type products for which premiums are invested solely in equity funds. Older generations contain a 4% guarantee; in recent years the guarantee has decreased to 3%.

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts .

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts.

	2012	2011
	GMB[1,2]	GMB[1,2]
At January 1	3,254	1,656
Incurred guarantee benefits	362	(476)

At June 30	3,616	1,180

Balance at June 30
Account value	15,243	13,575
Net amount at risk[3]	3,814	1,487

[1]	Guaranteed minimum benefit in the Netherlands
[2]	Balances are included in the insurance liabilities on the face of the balance sheet
[3]	The net amount at risk represents the difference between the maximum amount payable under the guarantees and the account value

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the long-term nature of these guarantees, their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, AEGON uses stochastic techniques under a variety of market return scenarios. A variety of factors are considered, including expected market rates of return, equity and interest rate volatility, credit risk, correlations of market returns, discount rates and actuarial assumptions.

Since the price of these guarantees is not quoted in any market, the fair value of these guarantees is computed using valuation models which use observable market data supplemented with the Group’s assumptions on developments in future interest rates, volatility in equity prices and other risks inherent in financial markets. All the assumptions used as part of this valuation model are calibrated against actual historical developments observed in the markets. Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability has been reflected within Level III of the fair value hierarchy.

The expected returns are based on risk-free rates. AEGON added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including AEGON), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Because CDS spreads for

United States life insurers differed significantly from that for European life insurers, AEGON’s assumptions reflect these differences in the valuation. If the credit spreads were 20 basis points higher or lower respectively, and holding all other variables constant in the valuation model, income before tax for the first six months of 2012 would have been EUR 308 million and EUR 329 million higher or lower respectively (2011 full year: EUR 268 million and EUR 289 million higher or lower respectively).

For equity volatility, AEGON uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 25.3% at June 30, 2012 and 25.9% at December 31, 2011. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

Had AEGON used a long-term equity implied volatility assumption that was five volatility points higher or lower, the impact on income before tax would have been a decrease of EUR 120 million or an increase of EUR 108 million, respectively, in IFRS income before tax for the first six months of 2012 (2011 full year: EUR 97 million decrease and EUR 86 million increase).

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions.

AEGON utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees. Guarantees valued at fair value contributed a net gain before tax of EUR 255 million (six months ended June 30, 2011: loss of EUR 20 million) to income before tax. This net gain is attributable to an increase in the total guarantee reserves of EUR 542 million (six months ended June 30, 2011: decrease of EUR 595 million). The main drivers of this increase are EUR 211 million related to an increase in equity markets (six months ended June 30, 2011: EUR 11 million), EUR 59 million related to a decrease in equity volatilities (six months ended June 30, 2011: EUR 56 million), EUR (703) million related to decreases in risk free rates (six months ended June 30, 2011: EUR 489 million) and EUR 119 million related to the increase in the spread of credit risk (six months ended June 30, 2011: EUR 10 million). Hedges related to these guarantee reserves contributed fair value gains of EUR 607 million to income before tax (six months ended June 30, 2011: loss of EUR 624 million) and DAC offset and other contributed a gain of EUR 200 million (six months ended June 30, 2011: EUR 38 million gain).

iv Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in AEGON’s available-for-sale (AFS) and held to maturity (HTM) portfolios, are as follows as of June 30, 2012:

In million EUR	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Debt securities
United States Government*	5,045	896	(15)	5,926	5,139	786
Dutch Government	3,293	302	(1)	3,595	3,473	121
Other Government	11,929	1,712	(178)	13,463	11,352	2,111
Mortgage backed securities	11,492	605	(586)	11,511	8,230	3,281
Asset backed securities	7,850	379	(636)	7,593	3,858	3,735
Corporate	50,886	5,522	(1,224)	55,184	46,190	8,993
Money market investments	8,796	—	—	8,796	8,796	—
Other	1,210	108	(64)	1,254	810	444

Total	100,501	9,524	(2,704)	107,322	87,848	19,471

Of which held by AEGON Americas, NL and UK	96,318	9,281	(2,519)	103,080	85,074	18,006

*	Available-for-sale US debt securities include US government agencies.

Unrealized Bond Losses by Sector

The composition by industry categories of debt securities and money market investments that are included in AEGON’s available-for-sale and held to maturity portfolios in an unrealized loss position held by AEGON at June 30, 2012 and December 31, 2011 respectively, is presented in the following table:

Unrealized losses – debt securities and money market investments

	June 30, 2012		December 31, 2011
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage backed securities (RMBSs)	2,997	(701)	3,084	(838)
Commercial mortgage backed securities (CMBSs)	1,199	(151)	1,616	(211)
Asset Backed Securities (ABSs)—CDOs backed by ABS, Corp. Bonds, Bank loans	1,248	(156)	1,277	(197)
ABSs—Other	1,571	(215)	1,765	(238)
Financial Industry – Banking	3,068	(609)	4,846	(896)
Financial Industry – Brokerage	39	(5)	73	(8)
Financial Industry—Insurance	909	(185)	1,011	(226)
Financial Industry—REITs	180	(11)	291	(12)
Financial Industry—Financial other	404	(64)	494	(84)
Industrial—Basic Industry	467	(14)	426	(23)
Industrial—Capital Goods	399	(33)	489	(44)
Industrial—Consumer cyclical	545	(34)	516	(55)
Industrial—Consumer non-cyclical	602	(31)	538	(28)
Industrial—Energy	264	(24)	353	(37)
Industrial—Technology	233	(15)	304	(15)
Industrial—Transportation	349	(32)	400	(39)
Industrial—Communications	719	(77)	822	(79)
Industrial—Industrial other	81	(23)	220	(32)
Utility—Electric	529	(51)	508	(48)
Utility—Natural gas	161	(9)	165	(6)
Utility—Utility other	2	—	21	(1)
Sovereign	3,064	(202)	3,437	(189)

Total	19,030	(2,642)	22,656	(3,306)

Of which held by AEGON Americas, NL and UK	17,562	(2,456)	20,851	(3,114)

Unrealized losses – debt securities and money market investments held by AEGON Americas, AEGON The Netherlands and AEGON UK

	June 30, 2012		December 31, 2011
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Residential mortgage backed securities (RMBSs)	2,787	(666)	2,884	(805)
Commercial mortgage backed securities (CMBSs)	1,193	(151)	1,608	(210)
Asset Backed Securities (ABSs)—CDOs backed by ABS, Corp. Bonds, Bank loans	1,248	(156)	1,277	(197)
ABSs—Other	1,552	(213)	1,738	(235)
Financial Industry — Banking	2,877	(573)	4,588	(846)
Financial Industry — Brokerage	39	(5)	73	(8)
Financial Industry — Insurance	876	(182)	979	(222)
Financial Industry — REITs	180	(11)	284	(12)
Financial Industry — Financial other	330	(48)	415	(65)
Industrial — Basic Industry	463	(14)	413	(22)
Industrial — Capital Goods	392	(33)	484	(43)
Industrial — Consumer cyclical	511	(31)	502	(53)
Industrial — Consumer non-cyclical	585	(30)	521	(27)
Industrial — Energy	256	(24)	337	(36)
Industrial —Technology	223	(13)	297	(14)
Industrial — Transportation	343	(31)	392	(38)
Industrial — Communications	672	(71)	770	(72)
Industrial — Industrial other	66	(22)	184	(27)
Utility — Electric	479	(46)	463	(45)
Utility — Natural gas	151	(8)	161	(6)
Utility — Utility other	—	—	17	(1)
Sovereign	2,341	(128)	2,464	(130)

Total	17,564	(2,456)	20,851	(3,114)

The information presented above is subject to rapidly changing conditions. As such, AEGON expects the level of securities with overall unrealized losses to fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of June 30, 2012, there are EUR 9,173 million of gross unrealized gains and EUR 2,456 million of gross unrealized losses in the AFS debt securities portfolio of AEGON Americas, AEGON The Netherlands and AEGON UK. No one issuer represents more than 4% of the total unrealized loss position. The largest single issuer unrealized loss is EUR 68 million and relates to Belfius Bank SA, a bank owned by the Belgian government which was created subsequent to the restructuring of Dexia SA.

Financial and credit market conditions were mixed in the first half of 2012. Developed-world growth remains below potential, frustrating attempts to generate a strong recovery. The credit crisis that began as a result of the subprime mortgage crisis continues to evolve into concerns about governmental borrowing and debt levels across much of the world. European sovereign debt has been under significant pressure, particularly in the second quarter of 2012, as concerns for default risk in the peripheral European countries have begun to expand to the larger nations. High governmental debt levels remain a concern in the US, as well, including those of state and local governments. Most world equity markets performed well during the early months of 2012, but have generally weakened during the remainder of the first half, and most markets outside the U.S are now down year-to-date. In the U.S., the Federal Reserve maintained a Fed Funds rate near zero. US Treasury rates fell to new all-time lows during the second quarter, reflecting concerns about future growth, fears over European sovereign debt impacts, and reduced market concern about inflation. Corporate default rates continued to fall in 2012 due largely to readily available access to funding and strong corporate balance sheet fundamentals. Commodity prices have generally trended lower in the first half of 2012 as growth expectations have fallen.

Impairment of financial assets

AEGON regularly monitors industry sectors and individual debt securities for indicators of impairment. These indicators may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations of the issuer, 5) high probability of bankruptcy of the issuer or 6) nationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that not all amounts due (both principal and interest) will be collected as contractually scheduled.

In the sections below a description is provided on the composition of the categories of debt securities and money market investments. Individual issuers rated below investment grade in any sector, which have unrealized loss positions greater than EUR 25 million, will be disclosed separately. Furthermore, quality ratings of investment portfolios are based on a hierarchy of S&P, Moody’s, Fitch, Internal and NAIC.

1. Residential mortgage-backed securities

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 6,968 million of residential mortgage-backed securities (RMBS), of which EUR 5,212 million is held by AEGON USA, EUR 532 million by AEGON UK and EUR 1,224 million by AEGON The Netherlands. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of AEGON USA’s RMBS available-for-sale portfolio. Additionally, AEGON USA has investments in RMBS of EUR 119 million (2011: EUR 133 million), which are classified as fair value through profit or loss.

AFS RMBS by quality

In million EUR	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	4	1,335	411	—	—	1,750	1,851
Prime Jumbo	37	10	3	13	255	318	298
Alt-A	65	—	1	11	626	703	727
Negative Amortization Floaters	138	16	42	30	731	957	794
Reverse Mortgage RMBS	—	—	—	242	89	331	239
Subprime mortgage1	402	304	20	71	587	1,384	1,163
Manufactured housing1	28	16	12	27	8	91	91
Other housing1	48	—	—	—	—	48	49

At June 30, 2012	722	1,681	489	394	2,296	5,582	5,212

Of which insured	62	136	16	18	302	534	456

AFS RMBS by quality

In million EUR	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	—	1,733	4	—	—	1,737	1,824
Prime Jumbo	63	11	8	10	248	340	318
Alt-A	27	—	—	11	541	579	577
Negative Amortization Floaters	137	17	43	30	680	907	620
Reverse Mortgage RMBS	—	4	—	242	89	335	262
Subprime mortgage1	415	292	20	62	591	1,380	1,116
Manufactured housing1	32	17	14	35	9	107	106
Other housing1	70	—	—	—	—	70	69

At December 31, 2011	744	2,074	89	390	2,158	5,455	4,892

Of which insured	20	140	19	30	325	534	423

[1]	Reported as part of asset backed securities.

RMBS of AEGON USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and stress-case scenarios. AEGON’s RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within AEGON’s modeling process for Prime Jumbo, Alt-A and Negative Amortization RMBS are as follows: prepayment assumptions range from approximately 0.5% to 25% with a weighted average of approximately 4.8%, assumed defaults on delinquent loans range from 50% to 100% with a weighted average of approximately 84.0%, assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 13.9% to 75%, with a weighted average of approximately 55.3%. Additionally, quantitative ranges of significant assumptions within AEGON’s modeling process for the RMBS subprime mortgage portfolio are as follows: prepayment assumptions range from approximately 2% to 6% with a weighted average of approximately 5.2%, assumed defaults on delinquent loans range from 60% to 100% with a weighted average of approximately 87.9%, assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 54% to 103%, with a weighted average of approximately 72.7%.

Once the entire pool is modeled, the results are closely analyzed by AEGON’s asset specialists to determine whether or not AEGON’s particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held. AEGON impaired its particular tranche to fair value where it would not be able to receive all contractual cash flows.

The total gross unrealized loss on AFS RMBS of AEGON Americas, AEGON The Netherlands and AEGON UK amount to EUR 666 million, of which EUR 572 million relates to positions of AEGON USA, and the total net unrealized loss on available-for-sale RMBS is EUR 334 million, including a EUR 370 million net unrealized loss relating to positions of AEGON USA. The unrealized loss in the sector is primarily a result of the housing downturn the United States has experienced since 2007. Even with the stabilization over the past two years, fundamentals in RMBS continue to be weak, which impacts the magnitude of the unrealized loss. Delinquencies and severities in property liquidations remain at an elevated level, while prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity, and the requirement for higher yields due to market uncertainty, credit spreads remain elevated across the asset class.

The fair values AEGON USA’s RMBS instruments are as follows:

In million EUR	Level II	Level III	June 30 2012	Level II	Level III	Dec 31 2011
RMBS	4,843	488	5,331	4,504	515	5,019

RMBS Alt-A Mortgages

AEGON’s RMBS portfolio includes exposure to securitized home loans classified as Alt-A, fully owned by AEGON USA. This AFS portfolio totals EUR 727 million at June 30, 2012, with net unrealized gains of EUR 24 million, compared to a net unrealized loss position at December 31, 2011. Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs. The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets.

RMBS Alt-A mortgages by quality

In million EUR Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
2004 & Prior	25	—	—	9	12	46	47
2005	—	—	—	2	99	101	103
2006	—	—	—	—	229	229	238
2007	40	—	—	—	207	247	259
2008	—	—	—	—	80	80	80

At June 30, 2012	65	—	—	11	627	703	727

RMBS Alt-A mortgages by quality

In million EUR Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
2004 & Prior	27	—	—	9	12	48	49
2005	—	—	—	2	90	92	93
2006	—	—	—	—	122	122	123
2007	—	—	—	—	215	215	209
2008	—	—	—	—	102	102	103

At December 31, 2011	27	—	—	11	541	579	579

Negative Amortization (Option ARMs) Mortgages

As part of AEGON’s RMBS portfolio, AEGON holds EUR 794 million of securitized negative amortization mortgages with net unrealized losses of EUR 163 million at June 30, 2012, fully owned by AEGON USA. Negative amortization mortgages (also known as Option ARMs) are loans whereby the payment made by the borrower may be less than the accrued interest due and the difference is added to the loan balance. When the accrued balance of the loan reaches the negative amortization limit (typically 110% to 125% of the original loan amount), the loan recalibrates to a fully amortizing level and a new minimum payment amount is determined. The homeowner’s new minimum payment amount can be significantly higher than the original minimum payment amount. The timing of when these loans reach their negative amortization cap will vary, and is a function of the accrual rate on each loan, the minimum payment rate on each loan and the negative amortization limit itself. Typically, these loans are estimated to reach their negative amortization limit between 3 and 5 years from the date of origination.

AEGON USA’s portfolio of securitized exposure to negative amortization mortgages is primarily invested in super-senior securities. The tables below summarize the credit quality and the vintage year of the available-for-sale negative amortization mortgages of AEGON USA. Additionally, AEGON USA has investments in RMBS negative amortization mortgages of EUR 1 million (2011: EUR 1 million), which are classified as fair value through profit or loss.

RMBS Negative Amortization mortgages by quality

In million EUR Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
2005 & Prior	138	16	43	30	154	381	285
2006	—	—	—	—	354	354	318
2007	—	—	—	—	215	215	184
2008	—	—	—	—	7	7	7

At June 30, 2012	138	16	43	30	730	957	794

RMBS Negative Amortization mortgages by quality

In million EUR Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
2004 & Prior	—	—	16	—	6	22	15
2005	136	17	27	29	129	338	213
2006	—	—	—	—	337	337	242
2007	—	—	—	—	197	197	140
2008	—	—	—	—	11	11	11

At December 31, 2011	136	17	43	29	680	905	621

RMBS – Reverse Mortgages

As part of AEGON’s AFS RMBS portfolio, AEGON holds EUR 239 million of securitized reverse mortgages, with net unrealized losses of EUR 92 million at June 30, 2012, fully owned by AEGON USA. Reverse mortgages are loans in which a senior homeowner borrows to release the equity available in his home. No repayment is required until the borrower dies or sells the home. At time of origination, the loan is structured so that the home value will exceed the loan amount at liquidation, taking into account the rate at which interest is accruing, expected home price movements, and the expected length of the loan.

The table below summarizes vintage and quality of the AFS RMBS – reverse mortgages portfolio of AEGON USA.

RMBS Reverse Mortgages by quality

						Total	Total
In million EUR						amortized	fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	value
2005 & Prior	—	—	—	—	89	89	69
2006	—	—	—	74	—	74	54
2007	—	—	—	168	—	168	116

At June 30, 2012	—	—	—	242	89	331	239

RMBS Reverse Mortgages by quality

						Total	Total
In million EUR						amortized	fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	value
2005& Prior	—	—	—	—	89	89	84
2006	—	—	—	74	—	74	56
2007	—	—	—	168	—	168	118
2011	—	4	—	—	—	4	5

At December 31, 2011	—	4	—	242	89	335	262

RMBS – Subprime Mortgages

As part of AEGON’s AFS RMBS portfolio, AEGON holds EUR 1,384 million of securitized RMBS—Subprime mortgages, with net unrealized losses of EUR 221 million at June 30, 2012, fully owned by AEGON USA. RMBS—Subprime mortgages are secured by pools of residential mortgage loans primarily those which are categorized as subprime.

AEGON categorizes mortgage backed securities issued by a securitization trust as having subprime mortgage exposure when the average credit score (FICO) of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. AEGON also categorizes mortgage backed securities issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The table below summarizes vintage and quality of the AFS RMBS—Subprime mortgage portfolio of AEGON USA. Additionally, AEGON USA has investments in RMBS Subprime mortgages of EUR 4 million (2011: EUR 4 million), which are classified as fair value through profit or loss.

RMBS Subprime mortgages by quality

						Total		Total
In million EUR						amortized	Of which	fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	insured	value
2005 & Prior	269	89	5	23	78	464	46	418
2006	55	42	—	12	45	154	11	152
2007	38	119	—	—	44	201	91	178
2008	—	34	—	—	—	34	34	28

Total Sub-prime Mortgages-	362	284	5	35	167	853	182	776
Fixed rate

2005 & Prior	12	10	—	22	61	105	30	78
2006	—	5	2	2	76	85	7	39
2007	—	—	—	2	87	89	19	52

Total Sub-prime Mortgages-	12	15	2	26	224	279	56	169
Floating rate

2005 & Prior	28	2	5	10	31	76	47	73
2006	—	—	7	—	49	56	56	61
2007	—	3	—	—	115	118	117	85

Total Second Lien Mortgages1	28	5	12	10	195	250	220	219
At June 30, 2012	402	304	19	71	586	1,382	458	1,164

The table below summarizes the comparative information on vintage and quality of the AFS RMBS – subprime mortgage portfolio of AEGON USA.

RMBS Subprime mortgages by quality

						Total		Total
In million EUR						amortized	Of which	fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	insured	value
2004 & Prior	216	52	6	8	32	314	55	288
2005	99	44	—	4	50	197	—	170
2006	18	42	—	—	50	110	11	99
2007	31	110	—	2	46	189	93	160
2008	—	34	—	—	—	34	34	27

Total Sub-prime Mortgages-	364	282	6	14	178	844	193	744
Fixed rate

2004 & Prior	3	4	—	1	38	46	30	32
2005	14	—	—	21	10	45	—	31
2006	2	—	—	2	69	73	7	26
2007	—	—	—	3	85	88	21	49
2008	—	—	—	—	—	—	—	—

Total Sub-prime Mortgages-	19	4	—	27	202	252	58	138
Floating rate

2004 & Prior	32	3	6	21	8	70	35	61
2005	—	—	—	—	30	30	30	29
2006	—	—	8	—	52	60	60	58
2007	—	3	—	—	121	124	124	86

Total Second Lien Mortgages[1]	32	6	14	21	211	284	249	234

At December 31, 2011	415	292	20	62	591	1,380	500	1,116

[1]	Second lien collateral primarily composed of loans to prime and Alt-A borrowers

There is one individual issuer rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

					Aging of
In million EUR	Category	Fair Value	Unrealized Loss	Rating	Unrealized Loss
Soundview Hm Eq Ln 2006-OPT1	RMBS –Subprime Mortgage	10	(37)	CC	> 24 months

For the RMBS—Subprime mortgage holding, the underlying collateral pool has experienced higher than expected delinquencies and losses, which is further exacerbated by the impact of declining home values on borrowers using affordability products. This has led to the underlying collateral pool having reduced cash flows in comparison to expectations at origination.

Increased losses have eroded the subordination in this security, which in turn has led to a decline in the level of protection to AEGON’s tranche within the collateral pool. Despite the decline in the level of protection provided by the subordination for this security, cash flow modeling continues to indicate full recovery of principal and interest.

Securities are impaired to fair value when AEGON expects that it will not receive all contractual cash flows on AEGON’s tranches. As the remaining unrealized losses in the RMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of June 30, 2012.

2. Commercial mortgage-backed securities

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 5,959 million of AFS commercial mortgage-backed securities (CMBS), of which EUR 5,527 million is held by AEGON USA, EUR 408 million by AEGON UK and EUR 2 million by AEGON The Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The Company’s CMBS includes conduit, large loan, single borrower, commercial real estate collateral debt obligations (CRE CDOs), collateral debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on AFS CMBS of AEGON Americas, AEGON The Netherlands and AEGON UK amounts to EUR 151 million, of which EUR 150 million relates to positions of AEGON USA. The total net unrealized gain on CMBS is EUR 221 million, of which EUR 142 million (2011: EUR 71 million) relates to positions of AEGON USA. The commercial real estate market previously experienced a deterioration in property level fundamentals over 2008-2010, which led to an increase in CMBS loan-level delinquencies. The introduction of 30% credit enhanced tranches within the 2005-2008 vintage deals provide some offset to these negative fundamentals. Over the last year, the CMBS market experienced several positive factors as commercial real estate fundamentals have begun to display some signs of stabilization. The pace of credit deterioration appears to be moderating as property transactions have increased and there is greater availability of financing for commercial real estate. Liquidity has improved within the CMBS market, but a broad re-pricing of risk has kept credit spreads on legacy subordinate CMBS tranches at wide levels.

The tables below summarize the credit quality of AEGON USA’s AFS CMBS portfolio. Additionally, AEGON USA has investments in CMBS of EUR 67 million (2011: EUR 81 million), which are classified as fair value through profit or loss.

CMBS by quality

In million EUR						Total	Total
						amortized	fair
	AAA	AA	A	BBB	<BBB	cost	value
CMBS	3,878	351	661	216	180	5,286	5,476
CMBS and CRE CDOs	4	3	7	20	66	100	51

At June 30, 2012	3,882	354	668	236	246	5,386	5,527

CMBS by quality

In million EUR						Total	Total
						amortized	fair
	AAA	AA	A	BBB	<BBB	cost	value
CMBS	4,075	371	856	211	160	5,673	5,792
CMBS and CRE CDOs	11	10	10	39	46	116	61

At December 31, 2011	4,086	381	866	250	206	5,789	5,853

The table below summarizes vintage and quality of the available-for-sale CMBS portfolio of AEGON USA.

CMBS (AFS) by quality

In million EUR Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
2005 & Prior	1,151	180	136	53	84	1,604	1,616
2006	1,019	73	67	6	69	1,234	1,281
2007	795	78	345	157	93	1,468	1,502
2008	140	16	120	20	—	296	293
2009	74	2	—	—	—	76	84
2010	307	3	—	—	—	310	336
2011	181	—	—	—	—	181	196
2012	215	2	—	—	—	217	218

At June 30, 2012	3,882	354	668	236	246	5,386	5,526

CMBS (AFS) by quality

In million EUR Vintage year	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
2004 & Prior	856	160	53	16	46	1,131	1,116
2005	528	26	155	53	10	772	785
2006	1,104	84	125	23	55	1,391	1,419
2007	912	84	380	158	94	1,628	1,643
2008	140	19	153	—	—	312	302
2009	72	6	—	—	—	78	86
2010	301	3	—	—	—	304	321
2011	173	—	—	—	—	173	183

At December 31, 2011	4,086	382	866	250	205	5,789	5,855

CMBS of AEGON USA are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and several stress-case scenarios by AEGON’s internal CMBS asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with AEGON’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. AEGON impairs its particular tranche to fair value where it would not be able to receive all contractual cash flows.

Securities are impaired to fair value when AEGON expects that it will not receive all contractual cash flows on its tranches. As the remaining unrealized losses in the CMBS portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as of June 30, 2012.

The fair values of AEGON USA’s CMBS instruments were determined as follows:

In million EUR	Level II	Level III	June 30 2012	Level II	Level III	Dec 31 2011
CMBS	5,567	54	5,621	5,875	60	5,935

3. Asset-backed securities

AEGON Americas, AEGON The Netherlands and AEGON UK hold EUR 5,700 million of AFS ABS instruments of which EUR 3,510 million is held by AEGON USA. The total gross unrealized loss on ABSs is EUR 369 million, of which EUR 202 million relates to positions of AEGON USA, and the total net unrealized losses on ABSs is EUR 104 million, of which EUR 113 million relates to positions of AEGON USA. These are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings. The breakdown of quality of the available-for-sale ABS portfolio of AEGON USA is as follows:

ABS (AFS) by quality

In million EUR						Total amortized	Total fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	value
Credit Cards	708	67	213	248	4	1,240	1,283
Autos	318	33	—	—	9	360	368
Small Business Loans	17	18	54	167	95	351	282
CDOs backed by ABS, Corp. Bonds, Bank loans	358	238	24	—	34	654	605
Other ABS	371	271	124	81	171	1,018	972

At June 30, 2012	1,772	627	415	496	313	3,623	3,510

ABS (AFS) by quality

In million EUR						Total amortized	Total fair
Vintage year	AAA	AA	A	BBB	<BBB	cost	value
Credit Cards	768	52	199	330	5	1,354	1,397
Autos	321	45	—	—	41	407	412
Small business loans	58	21	60	167	63	369	296
CDOs backed by ABS, Corp. Bonds, Bank loans	343	298	23	—	36	700	634
Other ABS	370	243	145	71	190	1,019	942

At December 31, 2011	1,860	659	427	568	335	3,849	3,681

The fair values of AEGON USA’s ABS instruments were determined as follows:

In million EUR	Level II	Level III	June 30 2012	Level II	Level III	Dec 31 2011
ABSs	2,471	1,039	3,510	2,637	1,044	3,681

ABS—Small Business Loans

The net unrealized loss on the ABS – small business loans is EUR 69 million. The unrealized loss in the ABS – small business loan portfolio is a function of increased credit spreads for existing positions and a lengthening of expected cash flows as refinancing activities within this sector have come to a halt. Additionally, delinquencies and losses in the collateral pools within AEGON’s small business loan securitizations have increased since 2007, as a result of the overall economic slowdown. Banks and finance companies have also scaled back their lending to small businesses. AEGON’s ABS – small business loan portfolio is concentrated in senior note classes. Thus in addition to credit enhancement provided by the excess spread, reserve account, and over-collateralization, AEGON’s positions are also supported by subordinated note classes. AEGON’s ABS – small business loan portfolio is also primarily secured by commercial real estate, with the original loan to value (LTV) of the underlying loans typically ranging between 60-70%. Positions are monitored monthly with cash flow modeling updated and reviewed quarterly on all securities within the sector. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical experience. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Securities are impaired to fair value when AEGON expects that it will not receive all contractual cash flows on its tranches. The remaining ABS – small business loan portfolio positions are not considered impaired as of June 30, 2012.

ABS – CDOs backed by ABS, corporate bonds, bank loans

The net unrealized loss on the CDOs backed by ABS, Corporate Bonds, and Bank Loans is EUR 49 million. CDO’s are primarily secured by pools of corporate bonds and leveraged bank loans. The unrealized loss is a function of decreased liquidity and increased credit spreads in the market for structured finance. All of the individual debt securities have been modeled using the current collateral pool and capital structure. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical experience. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Securities are impaired to fair value when AEGON expects that it will not receive all contractual cash flows on its tranches. The remaining CDO portfolio positions are not considered impaired as of June 30, 2012.

Other ABSs

The net unrealized loss on Other ABSs is EUR 46 million. ABS—other includes debt issued by securitization trusts collateralized by various other assets including student loans, timeshare loans, franchise loans and other asset categories. The unrealized losses are a function of decreased liquidity and increased credit spreads in the market. Where ratings have declined to below investment grade, the individual debt securities have been modeled. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical experience. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur. Securities are impaired to fair value when AEGON expects that it will not receive all contractual cash flows on its tranches. As the remaining unrealized losses in the ABS – other portfolio relate to holdings where AEGON expects to receive full principal and interest, AEGON does not consider the underlying investments to be impaired as June 30, 2012.

4. FINANCIAL

The Financial Industry sector is further subdivided into banking, brokerage, insurance, REIT’s and financial other. Companies within AEGON’s financial sector are generally high in credit quality and, as a whole, represent a large portion of the corporate debt market.

The European Sovereign Debt Crisis continues to weigh on market sentiment with concern over Greece’s financial crisis and potential exit from the common euro currency, leading to heightened funding pressures for European peripheral Sovereign nations, particularly Spain and Italy. In spite of efforts of the European Central Bank (ECB) to inject liquidity into the financial system, the inability to delink European Sovereigns from their banking systems has created a pattern of increased sovereign debt (due to bank recapitalizations) and increased austerity measures (for those countries receiving EU and IMF aid), which has further stressed peripheral Sovereign nations already dealing with a slow-down in global economic activity. The ECB’s nearly EUR 1 trillion liquidity injection (in the form of two Long Term Refinancing Operations) supplied much needed liquidity to the European banking system, providing enough funding for banks to refinance maturities over the next year and preventing a system-wide liquidity crisis. However, the uncertainty over the potential recapitalization needs of Spain and Italy’s banks, coupled with continued concern that the common euro currency is not strong enough to survive if one or more countries leave the eurozone, continued to disrupt global financial markets during the first half of 2012.

Banking

The banking sub-sector in AEGON’s portfolio is relatively large, diverse, and of high quality. AEGON holds EUR 8,863 million (2011: EUR 10,209 million) of AFS bonds issued by banks. The net unrealized loss on these bonds amounts to EUR 197 million (2011: EUR 680 million). The unrealized losses in the banking sub-sector primarily reflect the size of AEGON’s holdings, low floating rate coupons on some securities, and credit spread widening in the sector due to the Sovereign debt crisis in Europe as well as residual impact from the U.S. financial crisis. As a whole, the sub-sector remained volatile in the first half of 2012 as the financial and political situation in Greece deteriorated and fears that unsustainable debt levels in Greece, Spain or Italy may force a breakup up of the eurozone weighed on investor sentiment. Credit spreads reflect the uncertainty in Europe and the risk that regulators could impose new “burden sharing” on both senior and subordinated bondholders in order to quickly stabilize or wind-up troubled banks. While these measures have made securities more volatile in the near-term, new, more stringent global legislation on bank capital and liquidity requirements, is intended to reduce overall risk in the sector going forward and decouple troubled banks from the Sovereign. Furthermore, central banks appear committed to providing liquidity to the market and asset write-downs and credit losses have diminished substantially in all but the most troubled countries.

The value of AEGON’s investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving government aid. The deeply subordinated securities issued by non-US Banks are broadly referred to as capital securities which can be categorized as Tier 1 or Upper Tier 2. Capital securities categorized as “Tier 1” are typically perpetual with a non-cumulative coupon that can be deferred under certain conditions. Capital securities categorized as “Upper Tier 2” are generally perpetual with a cumulative coupon that is deferrable under certain conditions. The deeply subordinated securities issued by US Banks can be categorized as Trust Preferred or Hybrid. Capital securities categorized as trust preferred typically have an original maturity of 30 years with call features after 10 years with a cumulative coupon that is deferrable under certain conditions. Capital securities categorized as hybrid typically have an original maturity of more than 30 years, may be perpetual and are generally subordinate to traditional trust preferred securities.

The following table highlights AEGON’s credit risk to capital securities within the banking sector:

		The	United	New	Cost	Fair
In million EUR	Americas	Netherlands	Kingdom	Markets	Price	Value
Hybrid	140	—	26	—	166	161
Trust preferred	534	—	17	—	551	468
Tier 1	256	34	341	35	666	530
Upper Tier 2	448	—	124	13	585	366

At June 30, 2012	1,378	34	508	48	1,968	1,525

		The	United	New	Cost	Fair
In million EUR	Americas	Netherlands	Kingdom	Markets	Price	Value
Hybrid	163	—	26	—	189	157
Trust preferred	572	—	17	—	589	466
Tier 1	311	165	393	36	905	680
Upper Tier 2	438	24	126	10	598	394

At December 31, 2011	1,484	189	562	46	2,281	1,697

There are three individual issuers rated below investment grade in the banking sub-sector which have unrealized losses greater than EUR 25 million.

	Fair value	Gross Unrealized Loss	Rating	Aging of Unrealized Loss
Belfius Bank & Insurance	40	(68)	B	>24 months
Lloyds Banking Group PLC	59	(37)	BB+/BB	>24 months
Royal Bank of Scotland Group PLC	75	(37)	BB+/BB-	>24 months

AEGON’s available-for-sale debt securities for Belfius Bank SA have a fair value of EUR 40 million as of June 30, 2012. These below investment grade securities are Upper Tier 2 and had unrealized losses of EUR 68 million as of June 30, 2012. Belfius Bank SA was created subsequent to the restructuring of Dexia SA. Dexia’s reliance on short-term wholesale funding caused a near-collapse as funding markets froze in 2008 and 2009. Capital injections from Belgium, France and Luxembourg along with guarantees on Dexia’s funding provided sufficient access to funding markets until the Sovereign debt crisis in 2011 put too much strain on Dexia’s large funding needs. In November 2011, a new restructuring plan was put in place for Dexia SA and 100% of Dexia Bank Belgium was sold to the Belgian state. AEGON’s bonds now form part of the capital structure of that entity which was rebranded as Belfius Bank SA during the first half of 2012. Payments continue to be made on AEGON’s holdings in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2012.

AEGON’s available-for-sale debt securities for Lloyds Banking Group PLC have a fair value of EUR 220 million as of June 30, 2012, of which EUR 59 million relates to holdings rated below investment grade. The Tier 1 and Upper Tier 2 securities are rated from BB+ to BB depending on the individual features of the debt securities. As of June 30, 2012 unrealized losses were EUR 43 million, of which EUR 37 million relates to holdings rated below investment grade. Lloyds Banking Group PLC was created from the merger of Lloyds TSB and HBOS PLC in the fall of 2008 as the shutdown in capital markets threatened the sustainability of HBOS PLC’s wholesale funding and specialist lending model. Following an emergency capital injection, the UK Government currently owns 40.2% of the combined Lloyds Banking Group PLC. As a result of the state aid that Lloyds received during the height of the crisis, the European Commission, among other things, required the Group to cancel dividends and coupons on existing discretionary-pay hybrid securities for a two year period beginning January 31, 2010. As a result of the coupon ban, in 2010 AEGON impaired its Lloyds securities with optional deferral language and non-cumulative coupons. The two-year ban has expired and Lloyds has begun paying coupons (and paid all arrears of interest) on AEGON’s securities. Lloyds continues to make progress on its restructuring plans, showing improvement in the profitability levels of its core businesses, lowering balance sheet leverage, improving capital ratios, reducing reliance on wholesale funding, and significantly increasing liquidity reserves. AEGON evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met going forward and these remaining investments are not impaired as of June 30, 2012.

AEGON’s available-for-sale debt securities for Royal Bank of Scotland Group plc (RBS) have a fair value of EUR 247 million as of June 30, 2012, of which EUR 75 million relates to holdings rated below investment grade. The Tier 1 and Upper Tier 2 securities are rated BB+ to BB-, depending on the individual features of the debt securities. As of June 30, 2012 unrealized losses were EUR 39 million, of which EUR 37 million related to holdings rated below investment grade. RBS is one of the world’s largest universal banks with historically prominent positions in both global wholesale banking and in UK financial services. The bank was impacted by the global financial market crisis in 2008 and, ultimately, the UK government was forced to take a majority equity stake in the bank to stabilize it. In addition, a large portion of RBS’ riskiest assets have been placed under the UK’s Asset Protection Plan (APS), limiting the potential loss to RBS. In light of the significant amount of state aid that RBS received, the European Commission, among other things, required RBS to defer dividends and coupons on certain of its existing hybrid securities (including certain Tier 1, Upper Tier 2, preference and B shares) for two years from April 30, 2010. As such, in 2010, AEGON impaired its RBS securities with optional deferral language and non-cumulative coupons. The coupon ban has since expired and RBS is in a position to resume discretionary coupons. RBS continues to make progress on its restructuring plan, showing improvement in the profitability levels of its core businesses, lowering balance sheet leverage, improving capital ratios, reducing reliance on wholesale funding, and significantly increasing liquidity reserves. AEGON evaluated the near-term prospects of the issuer and it is believed that the contractual terms of these investments will be met and these remaining investments are not impaired as of June 30, 2012.

Financial Industry Other

The unrealized losses in this sub-sector primarily reflect general spread widening on companies due to several factors. These include mortgage market, low interest rate environment, equity market and economic issues plus increased liquidity and capital markets concerns, which has been compounded in some cases by the structure of the securities (subordination or other structural features and duration). AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2012.

5. INDUSTRIAL

The Industrial sector is further subdivided into various sub sectors with the majority of the gross unrealized losses in the Capital Goods, Consumer Cyclical, Consumer Non-Cyclical and Communications sub sectors.

Capital Goods

The Capital Goods sub-sector encompasses various industries ranging from aerospace, to building materials and diversified manufacturing. Fundamentals for the aerospace and defense industry have begun to weaken as fiscal austerity measures are impacting defense budgets across developed markets. While the industry remains healthy overall, some companies are seeing more weakness than others due to exposure to certain end markets. Building materials continue to be impacted by the delay or reduction in infrastructure spending at the state and federal level as well as the continued weakness in the US housing market which has been further impacted by weak consumer spending. Fundamentals of the diversified manufacturing industry continue to be pressured as a result of global economic uncertainty, leading to slower growth in developed and emerging markets. AEGON evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2012.

Consumer Cyclical

The most significant of these industries from an unrealized loss perspective is retailers. Fundamentals in the retail industry have been challenged by higher raw material costs, consumer confidence, unemployment and weak discretionary spending. Price increases, tight cost controls, and increased private label offerings have been rolled out to help mitigate margin pressure, but the lag and renewed focus on promotional activity and discounts (to drive traffic and market share) has had limited success. AEGON evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2012.

Consumer Non-Cyclical

The Consumer Non-Cyclical sub-sector encompasses various industries ranging from consumer products to supermarkets. The more significant of these sub-sectors from an unrealized loss perspective are pharmaceuticals, food and beverages and supermarkets. The Pharmaceutical sector continues to deal with patent cliff issues. As drugs roll off patent, generic competition takes market share and pulls down margins. Fundamentals in the food and beverage industry continued to modestly improve as price increases, restructuring programs and tight cost controls mitigated the negative impact from higher input costs. Fundamentals in the supermarket industry are modestly declining as food inflation pressures margins. Competition is fierce as supermarkets compete with operators ranging from traditional supermarkets, large box retailers, convenience stores and organic/natural food operators for the consumer’s food dollars. AEGON evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2012.

Communications

The Communications sub-sector can be further divided into the media cable, media non-cable, wireless and wirelines sub-sectors. Overall, the media cable, wireless and wirelines industries continue to be stable. In the wirelines industry, the economic uncertainty in Europe continued to weigh on the investment grade telecom providers. Media non-cable continues to perform at a reasonable level with the print format remaining under pressure. AEGON evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2012.

6. UTILITY

The Utility sector is further subdivided into electrical, natural gas and other sub-sectors. AEGON evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2012.

7. SOVEREIGN

AEGON Americas, AEGON The Netherlands and AEGON UK’s government issued available-for-sale debt securities include emerging market sovereign bonds, US Treasury bonds, agency and state bonds. All of the issuers in the sovereign sector continue to make payments in accordance with the original bond agreements. AEGON evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2012.

European peripheral countries

	Americas		Netherlands		UK		New Markets		June 30, 2012 Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	52	54	48	33	30	30	42	32	172	149
Italy	223	202	361	341	243	191	105	97	932	832
Ireland	237	258	226	182	81	91	22	22	565	553
Greece	23	24	5	3	—	—	—	—	28	27
Spain	296	275	683	591	199	163	1,673	1,479	2,851	2,507

	831	813	1,322	1,150	553	475	1,842	1,630	4,548	4,068

	Americas		Netherlands		UK		New Markets		December 31, 2011 Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	51	69	70	45	28	22	52	34	201	169
Italy	231	261	490	445	278	184	97	84	1,096	974
Ireland	259	362	225	199	88	82	16	13	587	656
Greece	22	31	5	4	6	3	1	1	34	39
Spain	327	411	843	759	272	222	1,756	1,629	3,198	3,021

	890	1,134	1,633	1,452	673	511	1,921	1,762	5,118	4,859

Given recent downgrades, concerns around exposure to the European peripheral countries (Portugal, Italy, Ireland, Greece and Spain) are increasingly relevant and have therefore been presented below. As part of AEGON’s de-risking activities, peripheral sovereign exposure has been reduced over the past year. The highest concentration remains in Spain, which is a reflection of AEGON’s operations in that country. The figures included in the table below are shown on a gross basis and do not reflect the effect of any hedging activities.

	Central Government		Banks		RMBS		Corporates and other		June 30, 2012 Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	10	7	26	24	40	32	96	85	172	149
Italy	58	54	184	169	48	46	642	563	932	832
Ireland	25	24	1	1	177	134	362	394	565	553
Greece	—	—	—	—	4	3	23	24	27	27
Spain	918	818	410	339	709	609	815	742	2,852	2,507

	1,011	903	621	533	978	824	1,938	1,808	4,548	4,068

	Central Government		Banks		RMBS		Corporates and other		December 31, 2011 Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	13	7	28	22	66	48	95	80	202	157
Italy	46	38	243	206	54	50	752	654	1,095	949
Ireland	30	26	11	12	260	243	281	303	582	584
Greece	1	1	11	7	—	—	22	24	34	32
Spain	1,022	962	436	366	928	840	808	797	3,194	2,968

	1,112	1,034	729	613	1,308	1,181	1,958	1,858	5,107	4,687

AEGON does not have credit protection against exposure in the countries included in the tables.

Unrealized loss by maturity

The table below shows the composition by maturity of all debt securities, both available-for-sale and held to maturity, in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK.

	June 30, 2012		December 31, 2011
In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	2,122	(72)	1,710	(69)
Over 1 thru 5 years	4,844	(464)	6,026	(582)
Over 5 thru 10 years	3,441	(511)	4,859	(708)
Over 10 years	7,156	(1,408)	8,257	(1,756)

Total	17,563	(2,455)	20,852	(3,115)

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, both available-for-sale and held to maturity, in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK.

	June 30, 2012		December 31, 2011
In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized Losses	Carrying value of securities with gross unrealized losses	Gross unrealized Losses
Treasury Agency	1,701	(40)	1,996	(53)
AAA	2,072	(109)	2,700	(207)
AA	1,937	(227)	2,271	(278)
A	3,358	(351)	5,064	(556)
BBB	5,301	(798)	5,842	(983)
BB	1,587	(387)	1,449	(434)
B	705	(282)	747	(240)
Below B	900	(262)	783	(364)

Total	17,561	(2,456)	20,852	(3,115)

The table below provides the length of time a security has been below cost and the respective unrealized loss.

In million EUR	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
At June 30, 2012

0 – 6 months	4,580	935	(189)	(37)
6 – 12 months	2,327	239	(115)	(36)
> 12 months	7,462	2,019	(1,221)	(857)

Total	14,369	3,193	(1,525)	(930)

In million EUR	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
At December 31, 2011
0 – 6 months	6,458	728	(294)	(69)
6 – 12 months	817	284	(97)	(42)
> 12 months	10,598	1,966	(1,684)	(927)

Total	17,873	2,978	(2,075)	(1,038)

The majority of the unrealized losses relate to investment grade holdings where credit spreads have widened in the near term in conjunction with concerns over the current macroeconomic conditions.

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost.

Aging and severity unrealized losses

	June 30, 2012		December 31, 2011
In million EUR	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70-100% of amortized cost	934	(36)	724	(66)
CV 40-70% of amortized cost	—	—	3	(3)
CV < 40 % of amortized cost	—	(1)	—	—

0-6 months	934	(37)	727	(69)

CV 70-100% of amortized cost	237	(33)	274	(35)
CV 40-70% of amortized cost	2	(2)	9	(7)
CV < 40 % of amortized cost	—	(1)	—	—

6-12 months	239	(36)	283	(42)

CV 70-100% of amortized cost	204	(33)	165	(21)
CV 40-70% of amortized cost	23	(16)	6	(5)
CV < 40 % of amortized cost	—	—	—	—

12-24 months	227	(49)	171	(26)

CV 70-100% of amortized cost	1,201	(209)	1,053	(208)
CV 40-70% of amortized cost	485	(354)	679	(527)
CV < 40 % of amortized cost	106	(245)	63	(167)

> 24 months	1,792	(808)	1,795	(902)

Total	3,192	(930)	2,976	(1,039)

Realized gains and losses on debt securities of AEGON Americas, AEGON The Netherlands and AEGON UK for the six months ended June 30, 2012:

In million EUR	Gross realized gains	Gross realized losses
June 30, 2012
Debt securities	364	(146)

June 30, 2011
Debt securities	373	(156)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

Time period	Gross unrealized losses
In million EUR	0 -12 months	>12 months	Total
June 30, 2012
Debt securities	(40)	(106)	(146)

June 30, 2011
Debt securities	(99)	(57)	(156)

Impairment losses and recoveries

The composition of AEGON Americas, AEGON The Netherlands and AEGON UK’s bond impairment losses and recoveries by issuer for the period ended June 30, 2012 is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

	June 30, 2012	June 30, 2011
In million EUR	(Impairment) / Recovery	(Impairment) / Recovery
Impairments:
Countrywide Alt Ln 2006-OA10	—	(35)
GSR Mtg Ln Tr 2007-OA1 2A3A	—	(27)
Bank of Ireland	—	(29)
Other (none individually greater than EUR 25 million)	(85)	(104)
Sub-total	(85)	(195)

Recoveries:
Total recoveries	17	42
Sub-total	17	42

Net (impairments) and recoveries	(68)	(153)

Net (impairments) and recoveries

While impairments remain elevated in the current weak economic environment, AEGON’s net impairments during the first half of 2012 improved significantly from 2011. Net impairments during 2012 totaled EUR 68 million (2011 full year: EUR 294 million), including EUR 58 million (2011: EUR 251 million) related to residential mortgage backed securities in the Americas.

During 2012, AEGON recognized EUR 17 million (2011: EUR 48 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

Equity instruments classified as available-for-sale

Objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined within AEGON as an unrealized loss position for more than six months or a fair value of less than 80% of the cost price of the investment. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in EUR 1 million of impairment charges for the period ended June 30, 2012 (2011: EUR 10 million) for AEGON Americas, AEGON The Netherlands and AEGON UK.

As of June 30, 2012, there are EUR 246 million of gross unrealized gains and EUR 19 million of gross unrealized losses in the equity portfolio of AEGON (2011: EUR 183 million of gross unrealized gains and EUR 23 million of gross unrealized losses). There are no securities held by AEGON with an unrealized loss above EUR 5 million. The table below represents the unrealized gains and losses on share positions held by AEGON Americas, AEGON The Netherlands and AEGON UK.

In million EUR	Cost basis	Carrying value	Net unrealized gains/ (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
June 30, 2012
Shares	602	829	227	730	246	99	(19)

December 31, 2011
Shares	641	802	160	682	183	120	(23)

The composition of shares by industry sector in an unrealized loss position held by AEGON Americas, AEGON The Netherlands and AEGON UK at June 30, 2012 and December 31, 2011 is presented in the table below.

Unrealized losses–shares

	June 30, 2012		December 31, 2011
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Communication	—	—	5	—
Consumer cyclical	21	—	20	(2)
Consumer non-cyclical	—	—	1	—
Financials	71	(18)	82	(21)
Funds	7	(1)	5	—
Industries	—	—	—	—
Other	1	—	7	—

Total	100	(19)	120	(23)

Impairment losses on shares

The table below provides the length of time the shares held by AEGON Americas, AEGON The Netherlands and AEGON UK were below cost prior to the impairment in 2012.

In million EUR	0 - 12 months	Total
June 30, 2012
Shares	(2)	(2)

June 30, 2011
Shares	(3)	(3)

There were no issuers with impairments above EUR 25 million.

v Goodwill

Goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. The recoverable amount is the higher of the value in use or fair value less costs to sell for a cash-generating unit. Impairment testing requires the determination of the value in use or fair value less costs for each of AEGON’s identified cash-generating units. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the valuation involve significant judgments and estimates.

vi Valuation of defined benefit plans

The liabilities or assets recognized in the balance sheet in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected.

vii Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carry forwards of unused tax losses and carry forwards of unused tax credits when in the judgment of management it is more likely than not that AEGON will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews AEGON’s deferred tax positions periodically to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the taxable income and deductible expenses, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

viii Valuation of share appreciation rights and share options

Because of the inability to measure the fair value of employee services directly, fair value is measured by reference to the fair value of the rights and options granted. This value is estimated using the binomial option pricing model, taking into account the respective vesting and exercise periods of the share appreciation rights and share options.

The volatility is derived from quotations from external market sources and the expected dividend yield is derived from quotations from external market sources and the binomial option pricing model. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the share price is greater than or equal to a certain multiple of the exercise price. This multiple has been set at two based on empirical evidence. The risk free rate is the interest rate for Dutch government bonds.

ix Recognition of provisions

Provisions are established for contingent liabilities when it is probable that a past event has given rise to a present obligation or loss and the amount can be reasonably estimated. Management exercises judgment in evaluating the probability that a loss will be incurred. The estimate of the amount of a loss requires management judgment in the selection of a proper calculation model and the specific assumptions related to the particular exposure.

x Non-consolidated group companies

Group companies include subsidiaries and jointly controlled entities. Subsidiaries are entities over which AEGON has direct or indirect power to govern the financial and operating policies so as to obtain benefits from its activities (‘control’). Joint ventures are contractual agreements whereby the Group undertakes with other parties an economic activity that is subject to joint control. All subsidiaries are consolidated. Interests in joint ventures are recognized using proportionate consolidation, combining items on a line by line basis from the date the jointly controlled interest commences. Transactions with non-controlling interests are accounted for as transactions with equity holders.

2.3 Results of Operations – first six months 2012 compared to first six months 2011

	Six months ended June 30
In million EUR	2012	2011	%
Underlying earnings before tax
Americas	631	650	(3)
The Netherlands	150	155	(3)
United Kingdom	54	22	145
New Markets	152	138	10
Holding and other	(119)	(150)	21

Underlying earnings before tax	868	815	7

Fair value items	257	(108)	—
Realized gains/(losses) on investments	130	295	(56)
Impairment charges	(83)	(162)	49
Other income/(charges)	(271)	(19)	—
Run-off businesses	4	32	(88)

Income before tax (excluding income tax from certain proportionately consolidated associates)	905	853	6
Income tax from certain proportionately consolidated associates included in income before tax	4	7
Income tax	(130)	(122)	(7)
Of which income tax from certain proportionately consolidated associates	(4)	(7)

Net income	775	731	6

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	775	730	6
Non-controlling interests	—	1	—

Net underlying earnings	665	672	(1)

Commissions and expenses	2,969	3,013	(1)
of which operating expenses	1,595	1,684	(5)

New life sales
Life single premiums	2,228	2,915	(24)
Life recurring premiums annualized	650	640	2

Total recurring plus 1/10 single	873	932	(6)

New life sales
Americas	246	206	19
The Netherlands	55	105	(48)
United Kingdom	424	464	(9)
New Markets	148	157	(6)

Total recurring plus 1/10 single	873	932	(6)

New premium production accident and health insurance	382	304	26
New premium production general insurance	27	27	—

Gross deposits (on and off balance sheet)
Americas	14,036	10,643	32
The Netherlands	927	904	3
United Kingdom	17	36	(53)
New Markets	5,820	2,509	132

Total gross deposits	20,800	14,092	48

	Six months ended June 30
In million EUR	2012	2011	%
Net deposits (on and off balance sheet)
Americas	1,799	193	—
The Netherlands	(251)	(228)	(10)
United Kingdom	(2)	16	—
New Markets	1,983	(4,206)	—

Total net deposits excluding run-off businesses	3,529	(4,225)	—
Run-off businesses	(1,639)	(1,407)	(16)

Total net deposits	1,890	(5,632)	—

Revenues geographically first six months 2012

In million EUR	Americas	The Nether- lands	United King- dom	New Markets	Holdings and other activities	Elimina- tions	Non- IFRS Total	Associate elimina- tions	Total IFRS based
Total life insurance gross premiums	3,196	2,182	2,987	756	—	(34)	9,087	(134)	8,953
Accident and health insurance premiums	900	152	—	104	2	(2)	1,156	—	1,156
General insurance premiums	—	268	—	71	—	—	339	—	339

Total gross premiums	4,096	2,602	2,987	931	2	(36)	10,582	(134)	10,448
Investment income	1,820	1,110	1,189	175	12	(11)	4,295	(19)	4,276
Fees and commission income	579	166	66	257	—	(134)	934	—	934
Other revenues	1	—	—	1	3	—	5	—	5

Total revenues	6,496	3,878	4,242	1,364	17	(181)	15,826	(163)	15,663

Number of employees, including agent-employees	12,037	4,483	3,035	7,118	347	—	27,020	(2,371)	24,649

Non-IFRS measures

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the tables in this note. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of our associated companies in Spain, India, Brazil and Mexico. AEGON believes that its non-IFRS measure provides meaningful information about the underlying operating results of our business including insight into the financial measures that senior management uses in managing the business.

Among other things our senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measure presented here. While many other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which we and our peers present similar information before comparing them.

AEGON believes the non-IFRS measure shown herein, when read together with our reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

Net income

Net income for the first six months of 2012 increased to EUR 775 million. Higher underlying earnings, improved results from fair value items and lower impairments were partly offset by lower realized gains on investments and higher other charges.

Underlying earnings before tax

AEGON’s underlying earnings before tax amounted to EUR 868 million for the first six months of 2012. The increase compared with the same period last year was mainly the result of a delivery on cost reduction programs and favorable currency exchange rate movements.

Underlying earnings from the Americas amounted to EUR 631 million. The decrease compared to the first six months of 2011 is primarily due to unfavorable mortality results and lower fixed annuity earnings, as the product is de-emphasized. In addition, earnings were impacted by recurring charges for Corporate Center expenses (EUR 14 million) and an increase in employee benefit expenses (EUR 21 million).

In the Netherlands, underlying earnings declined to EUR 150 million. A higher contribution from pensions and AEGON’s growing Dutch mortgage portfolio was offset by adverse claim experience on disability products in the non-life business.

In the United Kingdom, underlying earnings increased to EUR 54 million. The improvement in earnings was driven by the implementation of the cost reduction program in AEGON’s businesses in the United Kingdom and the non-recurrence of charges related to a program to correct historical issues with customer policy records recorded in the previous year.

Underlying earnings from New Markets increased to EUR 152 million driven mainly by growth in Asia and AEGON Asset Management.

Total holding costs decreased 21% to EUR 119 million as a part of AEGON’s Corporate Center expenses are now charged to operating units. This change reflects the various services and support provided by the Corporate Center to operating units. The charges to operating units amounted to EUR 32 million in the first six months of 2012.

Fair value items

In the first six months of 2012, results from fair value items amounted to EUR 257 million. The main driver behind the improvement compared to the comparable period in 2011 was better results related to the guaranteed portfolio in the Netherlands.

Realized gains on investments

Realized gains on investments amounted to EUR 130 million for the six months of 2012 and were mainly the result of normal trading in the portfolio. The first half of 2011 had also included gains related to a strategic shift from equities to bonds in the Netherlands.

Impairment charges

Impairment charges improved considerably to EUR 83 million and were mostly linked to residential mortgage-backed securities in the United States.

Other charges

Other charges amounted to EUR 271 million and are mostly related to the acceleration of product improvements for unit-linked insurance policies in the Netherlands (EUR 265 million) to align to ‘best of class’ principles from the Ministry of Finance.

Run-off businesses

The results of the run-off businesses amounted to EUR 4 million. The decline compared to the first half of 2011 is mainly related to the amortization of the prepaid cost of reinsurance asset related to the divestment of the life reinsurance activities completed in the second half of 2011.

Income tax

Tax charges for the first six months of 2012 amounted to EUR 130 million. These charges included EUR 51 million in tax benefits related to cross-border intercompany reinsurance transactions and one-time tax credits the Netherlands and the United Kingdom of in total EUR 46 million.

Operating expenses

Operating expenses improved and were 5% lower at EUR 1,595 million. Cost reductions and lower restructuring charges in AEGON The Netherlands and AEGON UK were the main drivers behind the improvement.

Sales

New life sales declined as a result of lower production in the Netherlands, the United Kingdom and New Markets, partly offset by growth in the Americas. Substantial growth of gross deposits was mainly driven by higher pension deposits the Americas and strong asset management inflows. New premium production for accident and health insurance also increased, mainly driven by strong travel and supplemental health insurance sales in the United States.

Capital management

At June 30, 2012, AEGON’s core capital position, excluding revaluation reserves, amounted to EUR 18.5 billion, equivalent to 74.6% of the company’s total capital base. AEGON is on track to reach a capital base ratio of at least 75% by the end of 2012.

Shareholders’ equity increased to EUR 23 billion. The increase was a result of net income for the first six months of 2012, an increase in the revaluation reserves and strengthening of the US dollar against the euro.

The revaluation reserves at June 30, 2012 increased to EUR 4.5 billion, mainly a reflection of lower interest rates. The foreign currency translation reserves increased, primarily the result of a strengthening of the US dollar against the euro. Shareholders’ equity per common share, excluding preference capital, amounted to EUR 10.91 at June 30, 2012.

Excess capital in the holding serves as a buffer. During the first six months of 2012, excess capital in the holding increased to EUR 1.6 billion, mainly the result of dividends received from operating units partly offset by operational expenses and dividends on preferred and common shares. During 2012, AEGON aims to maintain a buffer at the holding of at least EUR 750 million.

At June 30, 2012, AEGON’s Insurance Group Directive (IGD) ratio amounted to 216%, an increase from the level of year-end 2011. Measured on a local solvency basis, the Risk Based Capital (RBC) ratio in the United States increased to ~460%, while the Pillar I ratio in the United Kingdom declined to ~135% at June 30, 2012. The IGD ratio in the Netherlands increased substantially during the first six months of 2012 to ~265% as a result of a change in the yield curve to discount liabilities as prescribed by the Dutch Central Bank. This measure has added ~35 percentage points to the IGD ratio of the Dutch entity, equivalent to ~8 percentage points to the group IGD ratio.

In January 2012, AEGON issued USD 525 million of 8% non-cumulative subordinated notes due 2042 in a public offering in the United States. AEGON used the proceeds from the issuance of the notes for general corporate purposes.

AEGON completed a EUR 2 billion syndicated credit facility agreement with a syndicate of international banks in January 2012. The facility has a term of five years with two one-year extension options. The new facility replaced a USD 3 billion facility, which would have expired in September 2012.

In March 2012, AEGON The Netherlands borrowed EUR 1.5 billion from the European Central Bank, under its Long Term Refinancing Operation (LTRO) program.

In April 2012 AEGON redeemed a EUR 1.0 billion senior loan, which matured.

In May 2012, AEGON USA sold USD 292 million (EUR 230 million) asset backed securities (ABS) to institutional investors. These securities consist of three tranches.

In May 2012, AEGON completed the sale of EUR 667 million of SAECURE 11 notes. The transaction included a USD 600 million tranche of USD denominated residential mortgage-backed securities (RMBS) placed with US investors.

Refer to Note 21 of Notes to the Condensed Consolidated Interim Financial Statements.

Interim dividend

The 2012 interim dividend amounts to EUR 0.10 per common share. The interim dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

ii AMERICAS

	Six months ended June 30
In million	2012	2011	%	2012	2011	%
	USD	USD*		EUR	EUR*
Underlying earnings before tax by line of business
Life and protection	305	358	(15)	235	256	(8)
Fixed annuities	125	167	(25)	96	119	(19)
Variable annuities	181	180	1	139	128	9
Retail mutual funds	9	12	(25)	7	9	(22)
Individual savings and retirement products	315	359	(12)	242	256	(5)
Employer solutions & pensions	168	164	2	130	117	11
Canada	25	30	(17)	20	21	(5)
Latin America	5	1	—	4	0	—

Underlying earnings before tax	818	912	(10)	631	650	(3)

Fair value items	(20)	(89)	78	(15)	(64)	77
Realized gains/(losses) on investments	82	106	(21)	63	76	(15)
Impairment charges	(89)	(156)	43	(69)	(111)	38
Other income/(charges)	(3)	(5)	40	(2)	(3)	33
Run-off businesses	5	45	(89)	4	32	(88)

Income before tax (excluding income tax from certain proportionately consolidated associates)	793	844	(2)	612	578	6

Income tax from certain proportionately consolidated associates included in income before tax	1	3	(67)	1	2	(50)
Income tax	(152)	(130)	(17)	(118)	(92)	(28)
Of which income tax from certain proportionately consolidated associates	(1)	(3)	67	(1)	(2)	50

Net income	641	681	(6)	494	486	1

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	641	681	(6)	494	486	2

Net underlying earnings	594	697	(15)	458	497	(8)

Commissions and expenses	2,283	2,374	(4)	1,762	1,693	4
of which operating expenses	955	974	(2)	737	695	6

New life sales
Life single premiums	127	155	(18)	98	111	(12)
Life recurring premiums annualized	306	273	12	236	195	21

Total recurring plus 1/10 single	319	289	10	246	206	19

Life and protection	250	219	14	193	156	24
Employer solutions & pensions	17	13	31	14	9	56
Canada	29	35	(17)	22	25	(12)
Latin America	23	22	5	17	16	6

Total recurring plus 1/10 single	319	289	10	246	206	19

New premium production accident and health insurance	456	381	20	352	272	29

.

	Six months ended June 30
In million	2012 USD	2011 USD	%	2012 EUR	2011 EUR	%
Gross deposits (on and off balance sheet) by line of business
Life & protection	6	6	—	4	4	—
Fixed annuities	168	154	9	129	110	17
Variable annuities	2,518	2,580	(2)	1,943	1,840	6
Retail mutual funds	1,566	1,540	2	1,208	1,098	10
Individual savings & retirement products	4,252	4,274	(1)	3,280	3,048	8
Employer solutions & pensions	13,822	10,467	32	10,664	7,463	43
Canada	107	180	(40)	82	128	(34)
Latin America	7	—	—	6	—	—

Total gross deposits	18,194	14,927	9	14,036	10,643	17

Net deposits (on and off balance sheet) by line of business
Life & protection	(20)	(24)	17	(16)	(17)	6
Fixed annuities	(1,235)	(1,611)	23	(953)	(1,149)	17
Variable annuities	812	691	18	626	493	27
Retail mutual funds	57	(55)	—	44	(39)	—
Individual savings & retirement products	(366)	(975)	62	(283)	(695)	59
Employer solutions & pensions	2,909	1,533	90	2,245	1,093	105
Canada	(197)	(263)	25	(143)	(188)	24
Latin America	6	—	—	4	—	—

Total net deposits excluding run-off businesses	2,332	271	—	1,807	193	—
Run-off businesses	(2,125)	(1,974)	(8)	(1,639)	(1,407)	(16)

Total net deposits	207	(1,703)	—	168	(1,214)	—

Exchange rates

	Weighted average rate		Closing rate as of
	Six months ended June 30		June 30, Dec. 31,
Per 1 EUR	2012	2011	2012	2011
USD	1.2962	1.4025	1.2691	1.2982
CAD	1.3031	1.3689	1.2937	1.3218

Net income

Net income from AEGON’s businesses in the Americas decreased to USD 641 million in the first six months of 2012. Lower impairment charges and lower losses from fair value items were more than offset by a decrease in underlying earnings before tax, lower results of run-off businesses and higher tax charges.

The loss of USD 20 million from fair value items for the first six months of 2012 was mainly due to the loss on the macro equity hedge, partly offset by favorable alternative investment performance driven by a significant change in the valuation of a fund containing mineral rights.

Gains on investments of USD 82 million were realized as a result of normal trading activity. Net impairments amounted to USD 89 million and continued to be primarily linked to residential mortgage-backed securities. On an annualized basis, impairments in the first six months of 2012 amounted to 20 basis points of AEGON’s US fixed income general account portfolio, below management’s long term expectations of 30-35 basis points.

The results of run-off businesses amounted to USD 5 million. The amortization of the prepaid cost of reinsurance asset related to the divestment of the life reinsurance activities, completed in the second half of 2011 was offset by positive results from the BOLI/COLI business.

Net income included a net tax expense of USD 152 million in the first six months of 2012, including a tax benefit of USD 34 million related to the run-off of the company’s institutional spread-based activities in Ireland, translating into an effective tax rate of 19%.

Underlying earnings before tax

Underlying earnings before tax from the Americas in the first six months of 2012 amounted to USD 818 million. The 10% decrease compared to the first six months of 2011 is primarily due to unfavorable mortality results and lower fixed annuity earnings. Underlying growth in the business was offset by recurring charges for Corporate Center expenses of USD 18 million and an increase of USD 27 million in employee benefit expenses.

•

Earnings from Life & Protection in the Americas amounted to USD 305 million, a decrease of 15%. Compared with the first six months of 2011, earnings included USD 16 million of higher mortality claims and additional Corporate Center and employee benefit expenses partly offset by improved persistency.

•

Individual Savings & Retirement earnings decreased to USD 315 million. Earnings from variable annuities increased to USD 181 million as a result of higher account balances offset by higher corporate charges and employee benefit expenses. Fixed annuity earnings decreased to USD 125 million as a result of lower product spreads and declining asset balances, as the product is de-emphasized. Earnings from mutual funds decreased to USD 9 million as a result of lower account balances.

•	Earnings from Employer Solutions & Pensions increased to USD 168 million, mainly as a result of growing pension account balances.

•	Earnings from Canada decreased to USD 25 million while earnings from Latin America amounted to USD 5 million.

Operating expenses

Operating expenses decreased 2% to USD 955 million, primarily due to cost savings in the main business units. Excluding restructuring charges, employee benefit plan expenses and the Corporate Center cost allocation, operating expenses decreased 6%. This was mainly as a result of the wind down of the BOLI/COLI activities and the divestiture of Transamerica Reinsurance last year.

Sales and deposits

New life sales increased 10% to USD 319 million, primarily driven by strong indexed universal life sales as the product was recently launched into the brokerage channel. New premium production for accident & health insurance increased 20% to USD 456 million, mainly the result of increased travel insurance sales driven by expanded existing relationships and the addition of a new partner in the third quarter of 2011.

Gross deposits increased 22% to USD 18.2 billion as a result of higher takeover deposits in the retirement plan space and increased stable value deposits.

Variable annuity sales continued to be strong, despite a re-pricing of the company’s variable annuity offerings early in 2012 driven by the current low interest rate environment and subsequent higher hedging costs related to specific riders.

Net deposits increased to USD 2.3 billion in the first six months of 2012 – excluding run-off businesses. AEGON’s core growth areas of variable annuities and retirement plans recorded net inflows of USD 0.8 billion and USD 3.9 billion respectively, which were partly offset by stable value outflows of USD 0.9 billion and fixed annuity outflows of USD 1.2 billion. AEGON is de-emphasizing sales of fixed annuities as part of a strategic repositioning and therefore incurs net outflows.

iii THE NETHERLANDS

	Six months ended June 30
In million EUR	2012	2011	%
Underlying earnings before tax by line of business
Life and Savings	107	98	9
Pensions	46	38	21
Non life	(16)	5	—
Distribution	11	10	10
Share in underlying earnings before tax of associates	2	4	(50)

Underlying earnings before tax	150	155	(3)

Fair value items	195	(58)	—
Realized gains/(losses) on investments	28	177	(84)
Impairment charges	(6)	(5)	(20)
Other income/(charges)	(269)	(19)	—

Income before tax	98	250	(61)
Income tax	15	(42)	—

Net income	113	208	(46)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	113	208	(46)

Net underlying earnings	119	133	(11)

Commissions and expenses	538	550	(2)
of which operating expenses	376	390	(4)

New life sales
Life single premiums	391	674	(42)
Life recurring premiums annualized	16	37	(57)

Total recurring plus 1/10 single	55	105	(48)

Life and Savings	30	51	(41)
Pensions	25	54	(54)

Total recurring plus 1/10 single	55	105	(48)

New premium production accident and health insurance	13	14	(7)
New premium production general insurance	16	15	7

Gross deposits (on and off balance sheet) by line of business
Life and Savings	927	824	13
Pensions	—	80	—

Total gross deposits	927	904	3

Net deposits (on and off balance sheet) by line of business
Life and Savings	(251)	(255)	2
Pensions	—	27	—

Total net deposits	(251)	(228)	(10)

Net income

Net income from AEGON’s businesses in the Netherlands amounted to EUR 113 million in the first six months of 2012 and included a one-time charge of EUR 265 million before tax, related to the acceleration of product improvements for unit-linked insurance policies in the Netherlands to align to ‘best of class’ principles from the Ministry of Finance.

Results on fair value items improved compared to the first six months of 2011 and amounted to EUR 195 million, driven by results on the guarantee portfolio (EUR 242 million) partly offset by real estate revaluations (EUR (41) million). Gains on investments totaled EUR 28 million for the first six months of 2012 and were mainly a result of normal trading activity in the portfolio.

Underlying earnings before tax

In the first six months of 2012, underlying earnings from AEGON’s operations in the Netherlands decreased to EUR 150 million as higher earnings in Life & Savings and Pensions were offset by lower earnings in Non-life. Earnings in the first six months of 2012 included recurring charges for Corporate Center expenses of EUR 8 million.

•

Earnings from AEGON’s Life & Savings operations in the Netherlands increased to EUR 107 million, up 9% compared to the first six months of 2011. This increase was mainly due to cost savings and favorable margins on mortgages.

•	Earnings from the Pension business increased to EUR 46 million, mainly driven by favorable morbidity results. In addition, earnings benefited from cost savings and lower interest charges.

•

Non-life recorded a loss of EUR 16 million. This is a result of continued adverse claim experience on disability products which has been only partly offset by a reserve release following a refinement of assumptions.

•	Earnings from the distribution businesses increased to EUR 11 million mainly as a result of achieved cost savings and lower amortization of intangibles.

Operating expenses

Operating expenses declined 4% to EUR 376 million, mainly driven by cost savings and lower restructuring charges, which were partly offset by investments in new distribution capabilities and recurring charges for Corporate Center expenses of EUR 8 million.

Sales and deposits

New life sales decreased in the first six months of 2012 to EUR 55 million. Individual life sales declined and amounted to EUR 30 million, primarily driven by a shrinking Dutch life insurance market, and lower production levels of mortgage loan-related insurance products. Pension sales declined to EUR 25 million, as a result of difficult market conditions, particularly in the defined benefit market segment. In addition, the first six months of 2011 included a large single contract.

Production of mortgages in the first six months of 2012 declined to EUR 1,355 million, primarily the result of lower activity in the Dutch mortgage loan market.

Premium production for accident & health amounted to EUR 13 million. Sales in income insurance products declined compared to the first six months of 2011, as a result of price increases to maintain margins and strong competition. General insurance production amounted to EUR 16 million, up 7% compared with the first six months of 2011, due to growth in newly added distribution channels.

Gross saving deposits increased to EUR 927 million, following a marketing campaign at AEGON Bank and the offering of more competitive interest rates.

iv UNITED KINGDOM

	Six months ended June 30
In million	2012 GBP	2011 GBP	%	2012 EUR	2011 EUR	%
Underlying earnings before tax by line of business
Life	30	38	(21)	37	44	(16)
Pensions	16	(16)	—	19	(18)	—
Distribution	(1)	(3)	67	(1)	(4)	75

Underlying earnings before tax	45	19	137	55	22	150

Fair value items	(3)	(1)	(200)	(3)	(1)	(200)
Realized gains/(losses) on investments	28	35	(20)	34	40	(15)
Impairment charges	—	(35)	—	—	(40)	—
Other income/(charges)[1]	15	(4)	—	19	(5)	—

Income before tax	85	14	—	105	16	—
Income tax attributable to policyholder return	(16)	(16)	—	(19)	(18)	(6)

Income before income tax on shareholders return	69	(2)	—	86	(2)	—
Income tax on shareholders return	8	33	(76)	10	38	(74)

Net income	77	31	148	96	36	167

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	77	31	148	95	36	164

Net underlying earnings	58	47	23	71	54	31

Commissions and expenses	288	365	(21)	350	421	(17)
of which operating expenses	131	207	(37)	159	239	(33)

New life sales[2]
Life single premiums	1,192	1,552	(23)	1,451	1,790	(19)
Life recurring premiums annualized	229	247	(7)	279	285	(2)

Total recurring plus 1/10 single	348	402	(13)	424	464	(9)

Life	34	31	10	42	36	17
Pensions	314	371	(15)	382	428	(11)

Total recurring plus 1/10 single	348	402	(13)	424	464	(9)

Gross deposits (on and off balance sheet) by line of business
Variable annuities	14	31	(55)	17	36	(53)

Total gross deposits	14	31	(55)	17	36	(53)

Net deposits (on and off balance sheet) by line of business
Variable annuities	(2)	14	—	(2)	16	—

Total net deposits	(2)	14	—	(2)	16	—

[1]

Included in other income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

[2]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

Exchange rates

	Weighted average rate		Closing rate as of
	Six months ended June 30		June 30,	Dec. 31,
Per 1 EUR	2012	2011	2012	2011
GBP	0.8217	0.8670	0.8091	0.9031

Net income

Net income increased to GBP 77 million from GBP 31 million in the first six months of 2011, driven by higher underlying earnings and an improvement in impairments. There were no impairments during the first six months of 2012. Results on fair value items amounted to a loss of GBP 3 million.

Underlying earnings before tax

Underlying earnings before tax from AEGON’s operations in the UK increased to GBP 45 million in the first six months of 2012, driven by a strong improvement in earnings from Pensions compared to the first six months of 2011. Earnings included recurring charges for Corporate Center expenses of GBP 4 million.

•

Earnings from Life declined to GBP 30 million, the result of lower earnings from annuities and adverse claims experience in individual protection, and partly driven by recurring charges for Corporate Center expenses.

•

Earnings from Pensions improved to GBP 16 million, mainly driven by the non-recurrence of extraordinary charges recorded in the previous year related to a program to correct historical issues with customer policy records, and successful implementation of the cost reduction program in AEGON’s business in the UK. These positive impacts were partly offset by lower fee income as result of adverse movements in equity markets and adverse persistency impacts.

•	Distribution recorded a loss of GBP 1 million.

Operating expenses

Operating expenses for the first six months of 2012 amounted to GBP 131 million, a 37% reduction following the implementation of the cost reduction program in the UK. Operating expenses in the first six months of 2012 benefited from favorable timing differences, which are expected to reverse in the remainder of the year.

Sales and deposits

New life sales were down 13% to GBP 348 million compared to the first six months of 2011, reflecting an expected reduction in pension sales following reductions in commission levels to maintain margins. Platform sales increased as new advisors joined the AEGON Retirement Choices platform.

v New Markets

	Six months ended June 30
In million EUR	2012	2011	%
Underlying earnings before tax
Central Eastern Europe	44	55	(20)
Asia	14	3	—
Spain & France	42	43	(2)
Variable Annuities Europe	—	5	—
AEGON Asset Management	52	32	63

Underlying earnings before tax	152	138	10

Fair value items	(5)	(3)	(67)
Realized gains/(losses) on investments	5	4	25
Impairment charges	(4)	(6)	33
Other income/(charges)	(18)	8	—

Income before tax (excluding income tax from certain proportionately consolidated associates)	130	141	(8)
Income tax from certain proportionately consolidated associates included in income before tax	3	5	(40)
Income tax	(45)	(46)	2
Of which income tax from certain proportionately consolidated associates	(3)	(5)	40

Net income	85	95	(11)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.	85	94	(10)
Non-controlling interests	—	1	—

Net underlying earnings	103	97	6

Commissions and expenses	427	399	7
of which operating expenses	297	287	3

New life sales
Life single premiums	288	340	(15)
Life recurring premiums annualized	119	123	(3)

Total recurring plus 1/10 single	148	157	(6)

Life	141	137	3
Associates	7	20	(65)

Total recurring plus 1/10 single	148	157	(6)

Central Eastern Europe	56	57	(2)
Asia	30	29	3
Spain & France	62	71	(13)

Total recurring plus 1/10 single	148	157	(6)

New premium production accident and health insurance	17	18	(6)
New premium production general insurance	11	12	(8)

Gross deposits (on and off balance sheet)
Central Eastern Europe	182	349	(48)
Asia	71	18	—
Spain & France	21	19	11
Variable Annuities Europe	229	290	(21)
AEGON Asset Management	5,317	1,833	190

Total gross deposits	5,820	2,509	132

Net deposits (on and off balance sheet)
Central Eastern Europe	24	(1,864)	—
Asia	67	15	—
Spain & France	(37)	(54)	31
Variable Annuities Europe	35	89	(61)
AEGON Asset Management	1,894	(2,392)	—

Total net deposits	1,983	(4,206)	—

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the New Markets segment, and which do not report in EUR, are summarized in the table below.

	Six months ended June 30,
Per 1 EUR	2012	2011
Czech Republic Krona (CZK)	25.1325	24.3257
Hungarian Forint (HUF)	294.8926	269.1087
Indian Rupee (INR)	67.3947	62.9175
New Turkish Lira (TRY)	2.3345	2.2051
Polish Zloty (PLN)	4.2399	3.9491
Ren Min Bi Yuan (CNY)	8.2349	9.2443
Romanian Leu (RON)	4.3872	4.1767

Net income

Net income from AEGON’s operations in New Markets declined to EUR 85 million in the first six months of 2012 as higher underlying earnings before tax were offset by higher other charges. The first six months of 2012 also included a charge of EUR 17 million related to the full year Hungarian bank tax, while the comparable period last year had included a charge of EUR 20 million which was more than offset by a benefit of EUR 37 million related to a settlement of legal claims.

Underlying earnings before tax

In New Markets, AEGON underlying earnings before tax increased 10% to EUR 152 million in the first six months of 2012. Higher earnings from AEGON Asset Management and Asia were partly offset by lower earnings in Central & Eastern Europe, Spain and Variable Annuities Europe. Recurring charges for Corporate Center expenses amounted to EUR 5 million.

•

Earnings from Central & Eastern Europe declined to EUR 44 million, primarily as a result of the pension legislation changes in Poland in 2011, which was only partly offset by favorable claim experience. In addition, adverse foreign exchange movements negatively impacted earnings.

•	Results from AEGON’s operations in Asia increased to EUR 14 million mainly as a result of higher investment income and favorable claim experience.

•

Earnings from Spain & France decreased to EUR 42 million as results from AEGON’s partnership with CAM are no longer included in the results as from the second quarter of 2012. Earnings contributions from partner La Mondiale in France remained level with the first six months of 2011 and amounted to EUR 11 million.

•

Results from Variable Annuities Europe declined to nil which was driven by higher expenses related to projects to position the company for future growth and an exceptional charge of EUR 2 million for customer refunding.

•	Earnings from AEGON Asset Management increased significantly to EUR 52 million, the result of performance fees and increased fee income, resulting from higher asset balances.

Operating expenses

Operating expenses increased 3% to EUR 297 million in the first six months of 2012, as a result of higher costs in Asia driven by investments in new distribution capabilities, the inclusion of the company’s Canadian investment management activities within AEGON Asset Management and recurring charges for Corporate Center expenses of EUR 5 million.

Sales and deposits

New life sales declined 6% to EUR 148 million.

•

In Central & Eastern Europe, new life sales remained level and amounted to EUR 56 million as lower production in Hungary due to difficult market circumstances was offset by increased production primarily in Poland and Turkey. At constant currencies, new life sales increased 5%.

•

In Asia, new life sales increased to EUR 30 million, driven by higher production in China due to strong performance of new distribution partners in the brokerage channel and increased sales of universal life products in Hong Kong, despite repricing in the first six months of 2012. This was partly offset by lower sales in India following regulatory changes.

•	New life sales in Spain & France declined to EUR 62 million as the inclusion of Caixa Sabadell Vida was offset by lower production at other joint venture partners in Spain.

New premium production from AEGON’s general insurance in Central & Eastern Europe declined and amounted to EUR 17 million. New premium production from AEGON’s accident & health insurance in CEE and Asia declined and amounted to EUR 11 million.

Gross deposits in New Markets amounted to EUR 5.8 billion and increased compared to the first six months of 2011. Gross deposits in AEGON Asset Management increased substantially to EUR 5.3 billion as a result of institutional sales in the US and the Netherlands. In the CEE gross deposits declined following pension legislation changes in Poland.

vi Subsequent events

On July 18, AEGON issued EUR 500 million in senior unsecured notes, due July 18, 2017. The notes were issued under AEGON’s USD 6 billion debt issuance program at a price of 99.712%, and will carry a coupon of 3.00%. Net proceeds from this issuance will be used for general corporate purposes and the redemption of short-term debt.

Following the announced merger between Banca Cívica and CaixaBank in Spain, AEGON reached an agreement, on August 3, 2012, with CaixaBank to end the life, health and pension partnership with Banca Cívica and sell its 50% interest in the joint ventures to CaixaBank for a total consideration of EUR 190 million. The transaction is expected to close in the third quarter of 2012 and is subject to regulatory approvals. The sale is expected to result in a book gain of approximately EUR 35 million before tax. AEGON’s share in underlying earnings before tax of the joint venture totaled EUR 9 million for the first six months of 2012 (full year 2011: EUR 16 million).

There were no other events after the balance sheet date with a significant impact on the financial position of the Company as of June 30, 2012.

vii Liquidity and capital resources

In line with its risk tolerance, the basis for AEGON’s capital and liquidity management is to secure a stable and strong capital adequacy for its businesses on various capital metrics to ensure the company is able to meet long-term obligations. Risk tolerance is an important element in AEGON’s Enterprise Risk Management Framework, and focuses on financial strength, continuity, steering of the risk preferences and desired risk culture. The core aim is to establish the organization’s tolerance for risk in order to assist management in carrying out AEGON’s strategy within the resources available to the group.

Guiding principles

AEGON has a number of guiding principles, which determine its approach to capital and liquidity management:

•	Ensure AEGON’s business and operating units have strong capital adequacy.

•	Manage and allocate capital efficiently to maximize returns and support the strategy.

•	Maintain efficient capital structure through its capital base and leverage. Ensure sufficient liquidity by strong liquidity risk policies for both business units and holding.

•	Ensure AEGON’s continued access to international money and capital markets on competitive terms and thereby reduce the company’s overall cost of capital.

Taken together, AEGON believes these guiding principles strengthen the company’s ability to withstand adverse market conditions, enhance its financial flexibility and serve the long-term interests of both the company and its stakeholders.

Governance

AEGON’s Corporate Treasury manages and coordinates capital and liquidity management strategies and processes. The department acts as the working arm of the Group Risk & Capital Committee.

Capital management

Strategic importance

In recent years, AEGON has released a significant amount of capital from its existing businesses through a combination of risk reduction, greater capital efficiency and a more active capital management strategy. Given current uncertain economic and market conditions, AEGON intends to retain an adequate capital buffer for the foreseeable future.

AEGON’s approach to capital management plays a vital role in the company’s broader strategy, which is based in part on ensuring more capital is directed toward those markets that offer stronger growth prospects and higher returns. This includes markets in Latin America, Asia, and Central & Eastern Europe, as well as specific, high-growth segments in the company’s more established markets – the United States, the Netherlands and the United Kingdom. To achieve this goal, AEGON has put a number of measures in place which have continued over the past year:

•	Discontinuation of sales of executive non-qualified benefit plans and associated Bank-Owned and Corporate-Owned Life Insurance (BOLI-COLI) in the United States.

•

In the United States, AEGON is also shifting its focus from spread-based to fee-based products, expanding its pension business, running off its spread-based institutional business, as well as de-emphasizing fixed annuities.

•	The divestment of the life reinsurance business, Transamerica Reinsurance, in the United States.

•	The sale of the United Kingdom-based Guardian life and pension business.

AEGON has, in the meantime, continued to invest in growth markets in Asia, Latin America and Central & Eastern Europe.

Improving risk profile

AEGON has taken measures to improve its risk-return profile and lessen its exposure to world financial markets, while in turn, lowering the company’s overall capital requirements. These include, for instance, the sale of the company’s life insurance activities in Taiwan and the run-off of AEGON’s spread-based institutional business in the United States. In addition, the company has taken measures to decrease its exposure to equity markets by divesting part of its direct equity exposure and fully hedging the variable annuity back book in the United States and the guarantees in the Netherlands

Capital requirements and leverage

AEGON’s goal is to ensure that all units maintain a strong financial position, now and into the future, and are able to sustain losses from adverse business and market conditions. The company’s overall capital management depends on the following factors:

•	Capital adequacy

•	Capital quality

•	Capital leverage

Capital adequacy

Capital adequacy is managed at company-wide, country and operating unit levels, as well as at the level of individual legal entities within the organization. As a matter of policy, AEGON maintains operating companies’ capital adequacy at whichever is higher of the following:

•	Regulatory requirements.

•	Relevant requirements for AA capital adequacy.

•	Any additionally self-imposed internal requirements.

AEGON’s Insurance Group Directive ratio – a common measure of capital adequacy in the European Union – was 216% at June 30, 2012, up from 195% at the end of 2011. This was mainly driven by the issuance of USD 525 million non-cumulative subordinated notes and the change of the yield curve, prescribed by the Dutch Central Bank, that is used to calculate available capital for insurance companies in the Netherlands.

AEGON’s capital quality and leverage

AEGON’s capital base consists of the following components:

•	Core capital, which comprises shareholders’ equity (excluding the revaluation reserve).

•	Perpetual capital securities (including currency revaluations).

•	Dated subordinated

•	Net senior debt

AEGON’s capital leverage

AEGON places limits on the amount of non-core capital in its overall capital base. Currently, the company’s aim is to ensure that core capital comprises at least 70% of the capital base, and that perpetual capital securities and dated subordinated and senior debt account for no more than 25% and 5% respectively.

In January 2012, AEGON issued USD 525 million non-cumulative subordinated notes due 2042 in an underwritten public offering in the United States. The subordinated notes are rated BBB by Standard & Poor’s and Baa1 by Moody’s.

At June 30, 2012, AEGON’s capital base consisted of 75% core capital and 20% perpetual capital securities. Dated subordinated and senior debt accounted for the remaining 5%. AEGON’s goal is to further improve the quality of its capital base by increasing the proportion of core capital to at least 75% by the end of 2012. Group equity comprises core capital (including the revaluation reserves), and other equity securities. These include perpetual cumulative capital securities and junior perpetual capital securities, as well as other equity reserves. At June 30, 2012, these equity securities totaled EUR 5.0 billion.

At June 30, 2012, core capital amounted EUR 18.5 billion (December 31, 2011: EUR 17.5 billion) and group equity amounted EUR 23.5 billion (December 31, 2011: EUR 22.2 billion).

AEGON’s debt funding and back-up facilities

Most of AEGON’s debt is issued by AEGON N.V., the parent company. A limited number of other AEGON companies may also issue debt securities, but for the most part these securities are guaranteed by AEGON N.V. AEGON N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to United States markets is made possible by a separate US shelf registration.

AEGON also has access to domestic and international money markets through its USD 4.5 billion commercial paper programs. At June 30, 2012, AEGON had EUR 437 million outstanding under these programs.

AEGON maintains back-up credit facilities with international lenders to support outstanding amounts under these commercial paper programs. The company’s principal arrangement is a EUR 2 billion syndicated revolving credit facility that AEGON N.V. signed at the beginning of 2012. There is an additional back-up facility in the amount of USD 2,650 million. Of this amount, USD 650 million matures in 2012, USD 1.5 billion matures in 2015 and USD 500 million matures in 2017. In addition, AEGON maintains roughly USD 1 billion of shorter-dated bilateral back-up facilities. AEGON N.V. has not drawn any amounts under any of its liquidity back-up facilities.

AEGON’s operational leverage

Although operational leverage is not considered part of AEGON’s capital base, it is an important source of liquidity and funding. Operational debt relates primarily to financing AEGON’s mortgage portfolios through securitizations and warehouse facilities and the funding of US Regulation XXX and Guideline AXXX redundant reserves.

In May 2012, AEGON completed the sale of EUR 667 million of SAECURE 11 notes. The transaction included a USD 600 million tranche of USD denominated residential mortgage-backed securities (RMBS) placed with US investors and was issued to finance a part of AEGON’s existing Dutch mortgage portfolio. The securities are rated AAA by Fitch and Aaa by Moody’s .

Liquidity management

Strategic importance

Liquidity management is a fundamental building block of AEGON’s overall financial planning and capital allocation processes. AEGON’s aim is to ensure that liquidity is sufficient to meet cash demands even under extreme conditions. The amount of liquidity held is determined by the company’s liquidity risk policy, which ensures that AEGON and its operating companies maintain a prudent liquidity profile.

Sources and uses of liquidity

AEGON’s subsidiaries are primarily engaged in the life insurance business, which is a long-term business with relatively illiquid liabilities and generally matching assets. Liquidity consists of both liquid assets held in investment portfolios, as well as inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and to pay dividends to AEGON N.V., if the subsidiary’s capital position so allows. At AEGON N.V., liquidity is sourced from internal payments by operating companies and accessing capital and money markets.

Liquidity is coordinated centrally and managed both at AEGON N.V. and at country unit levels.

Stress tests

Liquidity is measured and stress-tested consistently across the company, and a liquidity stress management plan is maintained at Corporate Treasury and at individual country units. Stress tests combine a “severe surrender” scenario with an “impaired asset” scenario. AEGON’s liquidity policy requires that all operating units maintain sufficient liquidity such that, without selling noncash assets and while meeting all projected cash demands, projected cash balances will be positive at each point over the next two years.

AEGON’s liquidity position

AEGON’s liquidity is invested in highly liquid, short-term assets in accordance with the company’s internal risk management policies. AEGON believes its working capital, backed by its external funding programs and facilities, is ample for the company’s present requirements.

Ratings

Throughout the recent financial crisis, AEGON’s aim has been to maintain excess capital over and above the amount required to maintain a AA financial strength rating. This remains the company’s objective, and plays an important role in determining the overall capital management strategy. AEGON has continued to maintain strong financial strength ratings from leading international rating agencies for its operating subsidiaries and a strong credit rating for the holding.

Most important ratings (June 30, 2012)

Agency	AEGON N.V.	AEGON USA	AEGON The Netherlands	AEGON UK
Standard & Poor’s	A- Outlook: stable	AA- Outlook: stable	AA- Outlook: stable	A+ Outlook: negative
Moody’s	A3 Outlook: stable	A1 Outlook: stable	Not rated	Not rated
Fitch	A- Outlook: stable	AA- Outlook: stable	Not rated	Not rated

DISCLAIMER

Cautionary note regarding non-GAAP measures

This document includes a non-GAAP financial measure: underlying earnings before tax. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of this report. AEGON believes that this non-GAAP measure, together with the IFRS information, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of its peers.

Local currencies and constant currency exchange rates

This document contains certain information about AEGON’s results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of AEGON’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. AEGON undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties.

Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in AEGON’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities AEGON holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that AEGON holds;

•	Changes in the performance of AEGON’s investment portfolio and decline in ratings of the company’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of AEGON’s insurance products;

•	Reinsurers to whom AEGON has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting AEGON’s operations, ability to hire and retain key personnel, the products the company sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which AEGON operates;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of AEGON’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on the company’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of AEGON’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital AEGON is required to maintain;

•	Litigation or regulatory action that could require AEGON to pay significant damages or change the way the company does business;

•

As AEGON’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt the company’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for AEGON’s products;

•	Changes in accounting regulations and policies may affect AEGON’s reported results and shareholder’s equity;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including AEGON’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt AEGON’s business; and

•	AEGON’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.